Filed Pursuant to Rule 424(b)(5)
Registration No. 333-116410

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 29, 2004)

4,500,000 Shares

Common Stock

          We are offering 4,500,000 shares of our common stock. Our common stock is traded on the New York Stock Exchange under the symbol “ACR.” On January 20, 2005, the last reported sale price of our common stock as reported by the New York Stock Exchange was $10.30 per share.

      See “Risk Factors” beginning on page S-8 of this prospectus supplement and page 1 of the accompanying prospectus for a discussion of material risks that you should consider before you invest in our common stock.

	Per
	Share	Total

Public Offering Price	$10.25	$46,125,000
Underwriting Discounts and Commissions	$0.36	$1,620,000
Proceeds, before expenses, to us	$9.89	$44,505,000

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

          We have granted the underwriter a 30-day option to purchase up to an additional 675,000 shares of our common stock on the same terms and conditions set forth above to cover over-allotments, if any.

          The underwriter expects to deliver the shares on or about January 26, 2005.

Jefferies & Company, Inc.

The date of this prospectus supplement is January 20, 2005.

National Strength – Regional Concentration

COLORADO
3 Communities / 586 Capacity
2 Communities / 193 Capacity
1 Community / 236 Capacity
IL / MI / OH / PA
4 Communities / 1,266 Capacity
3 Communities / 349 Capacity
1 Community / 359 Capacity
ARIZONA
4 Communities / 1,239 Capacity
1 Community / 119 Capacity
KY / NC / SC / TN / VA
4 Communities / 1,747 Capacity
3 Communities / 294 Capacity
1 Community / 124 Capacity
AL / FL
6 Communities / 2,466 Capacity
11 Communities / 917 Capacity
1 Communities / 153 Capacity
TEXAS
7 Communities / 1,562 Capacity
13 Communities / 1,130 Capacity
1 Community / 353 Capacity
LEGEND / COMPANY TOTAL
Corporate Office
28 Retirement Centers / 8,866 Capacity
33 Assisted Living / 3,002 Capacity
5 Third Party Management / 1,225 Capacity
66 Total Communities / 13,093 Capacity

ARC

TABLES OF CONTENTS

          You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. You should assume that the information in this prospectus supplement and the accompanying prospectus, as well as the information we have previously filed with the Securities and Exchange Commission and incorporated by reference in this prospectus supplement and the accompanying prospectus, is accurate only as of the date of the documents containing the information.

THE COMPANY

          American Retirement Corporation is one of the largest operators of senior living communities in the United States. We are a senior living and health care services provider offering a broad range of care and services to seniors, including independent living, assisted living, skilled nursing and therapy services. The senior living industry is a growing and highly fragmented industry. We believe we are one of the few national operators providing a range of service offerings and price levels across multiple communities. At December 31, 2004, we operated 66 senior living communities in 14 states, with an aggregate unit capacity of approximately 13,100 units and resident capacity of approximately 14,700. At December 31, 2004, we owned 15 communities, leased 45 communities, and managed six communities. Our revenues for the nine months ended September 30, 2004 were $331.3 million, of which 85.3% was from private pay sources, 12.3% was from Medicare and 2.4% was from Medicaid. We have also recently entered into agreements to acquire an additional senior living community and the lessors’ interests in one community that we currently lease. See “—Recent Events.”

          We operate independent living communities, continuing care retirement communities and free-standing assisted living communities primarily in large population centers. We have also developed specialized care programs for residents with Alzheimer’s and other forms of dementia and provide wellness and therapy services to many of our residents. We were established in 1978 and our operating philosophy was inspired by the vision of our founders, Dr. Thomas F. Frist, Sr. and Jack C. Massey, to enhance the lives of seniors by striving to provide the highest quality of care and services in well-operated communities designed to improve and protect the quality of life, independence, personal freedom, privacy, spirit, and dignity of our residents.

Operating Segments

          We have three business segments: retirement centers, free-standing assisted living communities and management services.

          Retirement Centers. We operate large continuing care retirement communities and independent living communities, which we refer to as retirement centers, that provide a continuum of services, including independent living, assisted living, Alzheimer’s and skilled nursing care. We also provide various ancillary services to our retirement center residents, including extensive wellness programs and therapy services for all levels of care. Our retirement centers are large, often campus style or high-rise settings, with an average unit capacity of 317 units. These communities generally maintain high and consistent occupancy levels, and many have waiting lists of prospective residents. Our retirement centers are the largest segment of our business. As of December 31, 2004, 28 of the 66 communities that we operated were retirement centers, with unit capacity of approximately 8,900, representing approximately 68% of the total unit capacity of our communities. At December 31, 2004 and December 31, 2003, our retirement centers had occupancy rates of 96% and 95%, respectively.

          Free-standing Assisted Living Communities. Our free-standing assisted living communities provide assisted living care to residents in a comfortable residential atmosphere. Most of our free-standing assisted living communities provide specialized care such as Alzheimer’s, memory enhancement and other dementia programs. These communities are designed to provide care in a home-like setting, which we believe residents prefer to the more clinical or institutional settings offered by other providers. We provide personalized care plans for each resident, activity programs, and extensive wellness programs and therapy services. Our free-standing assisted living communities are much smaller than our retirement centers and have an average unit capacity of 91 units. As of December 31, 2004, we operated 33 free-standing assisted living communities, with unit capacity of approximately 3,000, representing approximately 23% of the total unit capacity of our communities. Twenty-one of these free-standing assisted living communities had occupancy rates of 90% or better at December 31, 2004. Excluding two communities partially owned through non-consolidated joint ventures, the 31 free-standing assisted living communities included in this segment had occupancy rates of 89% and 83% at December 31, 2004 and December 31, 2003, respectively.

          Management Services. Our management services segment includes five large retirement centers owned by others and operated by us pursuant to multi-year management agreements. Under our management agreements for these five communities, we receive management fees as well as reimbursed expense revenues, which represent the reimbursement of expenses we incur on behalf of the owners. Two of these communities are retirement center cooperatives that are owned by their residents, and two others are owned by not-for-profit sponsors. The remaining retirement center is owned by an unaffiliated third party. These five communities have approximately 1,200 units, representing approximately 9% of the total unit capacity of our communities as of December 31, 2004.

          We also operate a sixth retirement center, Freedom Square, under a long term management agreement. In accordance with applicable accounting rules, the operating results of Freedom Square are included in the consolidated results of our retirement center segment and, accordingly, are not included in our management services segment.

Operating and Other Data

          The following table sets forth certain operating and other data as of December 31, 2001, 2002, 2003 and 2004.

	As of December 31,

	2001	2002	2003	2004

Operating and Other Data:
Communities:
Retirement centers	26	27	28	28
Free-standing assisted living communities	32	33	33	33
Managed	7	5	4	5

Total communities	65	65	65	66
Unit capacity:
Retirement centers	7,981	8,530	8,876	8,866
Free-standing assisted living communities	2,906	2,997	3,004	3,002
Managed	1,889	1,362	1,066	1,225

Total capacity	12,776	12,889	12,946	13,093
Occupancy rate:
Retirement centers	94%	94%	95%	96%
Free-standing assisted living communities	63%	80%	83%	89%
Managed	90%	91%	96%	96%

Total occupancy	86%	91%	92%	94%

Growth Strategy

          We intend to grow our business through a number of internal and external initiatives. We expect to continue to increase occupancy rates and revenue per occupied unit at our communities, and to maintain our growth in the ancillary services that we offer, such as therapy, medical supplies, hospice care and telecommunications services. We will add additional units to our portfolio, primarily through the expansion of our existing retirement center communities. We currently have 20 expansion projects in various stages of development relating to approximately 1,750 new units that we expect to open over the next several years. We also expect to selectively pursue the development and construction of new senior living communities and potential future acquisitions of senior living communities and businesses engaged in activities that are similar or complementary to our business.

Recent Events

Galleria Woods Acquisition

          We recently entered into an agreement to acquire Galleria Woods, a 207-unit entrance fee retirement center located in Birmingham, Alabama, for a purchase price of $5.5 million. We will also assume certain liabilities associated with the community’s operation, including existing entrance fee refund obligations of approximately $10 million. In addition, we expect to make an approximately $1.5 million working capital investment in the community immediately following closing. In order to consummate the transaction, we intend to assign our rights under the acquisition agreement to a real estate investment trust, which will acquire the real property assets of the community and simultaneously lease those assets to us. Under the lease, the real estate investment trust will also agree to fund $2.0 million of capital expenditures to make improvements to the community. The lease will have a basis equal to the cash purchase price plus the amount of the capital expenditures funded (an aggregate of $7.5 million), a term of 15 years, and a 9.5% lease rate. The lease will also provide us with the option to purchase the community at the end of the fifth lease year. As of December 31, 2004, the facility was approximately 79% occupied.

          We anticipate that the transaction will close prior to the end of January 2005, but it is subject to a number of conditions and contingencies that are outside of our control. Accordingly, the terms of the transaction or the lease could change, and there can be no assurance that the transaction will, in fact, be consummated.

Freedom Plaza Care Center Real Estate Acquisition

          We recently entered into agreements to acquire all of the real property interests underlying Freedom Plaza Care Center, a 128-bed skilled nursing and 44-unit assisted living center that we currently operate pursuant to a long-term operating lease. Freedom Plaza Care Center also subleases approximately 7,000 square feet of space to a home health agency. Our lease is with Maybrook Realty, Inc., which is 50% owned by W. E. Sheriff, our chairman, chief executive officer and president. Maybrook is the lessee under long-term ground leases with an unrelated party.

          We intend to acquire simultaneously the real estate interests of both Maybrook and the ground lessor in Freedom Plaza Care Center and, consequently, will own 100% of the community. Following closing of these transactions, we intend to expand Freedom Plaza Care Center with the addition of 20 assisted living units and 18 dementia beds. For the nine months ended September 30, 2004, our operating results for Freedom Plaza Care Center included revenues of $9.3 million, operating contribution of $2.7 million and $1.7 million of lease expense. During that period, the community averaged 95% occupancy.

          Our lease with Maybrook contains an option to purchase Maybrook’s interest in the property, which we have exercised and which provides for a fixed purchase price of approximately $20.3 million to Maybrook. We have also entered into a purchase agreement with the ground lessor to acquire its interest in the property for a purchase price of approximately $2.3 million. The total purchase price for these two transactions is $23.0 million (including $0.4 million of transaction costs), which is supported by a fair market value appraisal. We intend to pay the purchase price with $4.6 million of cash and the proceeds of an approximately $18.4 million mortgage loan to be obtained from a commercial bank. We anticipate that the loan will require principal payments to be made on an 18-year amortization schedule with a maturity of five years, and that the loan will bear interest at approximately 5.5%.

          As a result of these transactions, we expect that our annual lease expense will be reduced by approximately $2.2 million, which will be offset by an increase in depreciation expense of approximately $0.8 million and an estimated increase in interest expense of $1.0 million.

          The acquisitions of the real property interests underlying Freedom Plaza Care Center are scheduled to close before the end of February 2005, but they are subject to a number of conditions and contingencies that are outside of our control. Accordingly, the terms of these transactions may change from those described above, and there can be no assurance that these transactions will actually be consummated.

THE OFFERING

Common stock offered by us	4,500,000 shares

Common stock to be outstanding after this offering	30,136,429 shares

Use of proceeds	We intend to use the net proceeds from this offering of approximately $43.6 million to repay outstanding debt, make acquisitions, expand existing senior living communities and develop additional communities and for general corporate purposes, including working capital. See “Use of Proceeds.”

Risk factors	You should carefully read and consider the information set forth in “Risk Factors” beginning on page S-8 of this prospectus supplement and “Risk Factors” beginning on page 1 of the accompanying prospectus before investing in our common stock.

NYSE symbol	“ACR”

          The number of shares to be outstanding after the offering is based on the number of shares outstanding as of December 31, 2004 and excludes:

•	2,259,106 shares of common stock issuable at December 31, 2004 upon the exercise of outstanding stock options under our Stock Incentive Plan at an average exercise price of $4.43 per share;

•	316,068 shares reserved for future issuance under our Stock Incentive Plan at December 31, 2004; and

•	77,694 shares reserved for future issuance under our Associate Stock Purchase Plan at December 31, 2004.

          The number of shares to be outstanding after the offering and the estimated net proceeds from the offering assumes that the underwriter’s over-allotment option to purchase up to an additional 675,000 shares of our common stock is not exercised.

SUMMARY FINANCIAL INFORMATION

          The following table sets forth summary financial information for each of the fiscal years in the three-year period ended December 31, 2003 and for the nine months ended September 30, 2003 and 2004 and as of December 31, 2002 and 2003 and September 30, 2004. Our summary financial information for the years ended December 31, 2001, 2002 and 2003 and as of December 31, 2002 and 2003 are derived from our audited consolidated financial statements, which were audited by KPMG LLP. The summary financial information for the nine months ended September 30, 2003 and 2004 and as of September 30, 2004 are derived from unaudited financial statements which, in the opinion of our management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our financial condition and results of operations. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the fiscal year ended December 31, 2004.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

				(unaudited)

	(in thousands, except per share data)
Statement of Operations Information:
Revenues:
Resident and health care	$283,256	$356,859	$396,307	$293,220	$328,150
Management and development services	2,631	1,138	1,522	1,171	1,439
Reimbursed expenses	4,909	2,112	2,148	1,830	1,752

Total revenues	290,796	360,109	399,977	296,221	331,341
Operating expenses:
Community operating expenses	205,257	263,864	280,808	209,147	223,742
General and administrative	29,297	26,721	25,410	19,169	21,102
Lease expense	35,367	72,265	47,664	32,558	45,654
Depreciation and amortization	22,171	24,079	26,867	20,718	21,948
Amortization of leasehold acquisition costs	1,980	11,183	2,421	1,645	2,181
Asset impairments	6,343	9,877	–	–	–
Reimbursed expenses	4,909	2,112	2,148	1,830	1,752

Total operating expenses	305,324	410,101	385,318	285,067	316,379

Operating income (loss)	(14,528)	(49,992)	14,659	11,154	14,962
Other income (expense):
Interest expense	(40,268)	(48,855)	(53,570)	(43,885)	(27,033)
Interest income	10,635	4,460	2,762	2,225	1,989
Gain (loss) on sale of assets	(1,375)	(1,812)	23,153	23,170	63
Equity in losses of managed special purpose entity communities	(5,029)	–	–	–	–
Lease income	2,852	2,627	324	243	244
Other	622	(1,121)	(192)	(222)	(239)

Other expense, net	(32,563)	(44,701)	(27,523)	(18,469)	(24,976)

Loss from operations before income taxes and minority interest	(47,091)	(94,693)	(12,864)	(7,315)	(10,014)
Income tax expense (benefit)	(12,041)	487	2,661	1,555	2,721

Loss from operations before minority interest	(35,050)	(95,180)	(15,525)	(8,870)	(12,735)
Minority interest in (earnings) losses of consolidated subsidiaries, net of tax	128	423	(1,789)	(1,704)	(1,555)

Net loss	$(34,922)	$(94,757)	$(17,314)	$(10,574)	$(14,290)

Basic and diluted loss per share	$(2.03)	$(5.48)	$(0.95)	$(0.59)	$(0.61)

Weighted average shares used for basic and diluted loss per share data	17,206	17,294	18,278	18,049	23,404

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

				(unaudited)

	(in thousands, except average revenue per occupied unit data)
Segment Information:
Revenues:
Retirement centers	$254,039	$287,198	$312,723	$231,335	$257,392
Free-standing assisted living communities	29,217	69,661	83,584	61,885	70,758
Management services	7,540	3,250	3,670	3,001	3,191

Total revenues	$290,796	$360,109	$399,977	$296,221	$331,341

Average revenue per occupied unit per month:
Retirement centers	$2,842	$3,066	$3,210	$3,205	$3,410
Free-standing assisted living communities	2,693	2,825	3,010	2,992	3,233
Operating contribution:
Retirement centers	81,262	87,095	98,837	72,545	85,887
Free-standing assisted living communities	(3,263)	5,900	16,662	11,528	18,521
Management services	2,631	1,138	1,522	1,171	1,439

Total operating contribution	$80,630	$94,133	$117,021	$85,244	$105,847

Operating contribution margin	27.7%	26.1%	29.3%	28.8%	31.9%

	As of December 31,		As of
			September 30,
	2002	2003	2004

		(in thousands)	(unaudited)
Balance Sheet Information:
Cash and cash equivalents	$18,684	$17,192	$35,487
Restricted cash, including long-term portion	42,305	43,601	49,367
Land, buildings and equipment, net	644,002	533,145	512,854
Total assets	900,113	774,283	769,578
Total debt, including current portion	558,183	371,535	352,486
Refundable portion of entrance fees	69,875	72,980	79,598
Deferred entrance fee income	133,990	139,813	144,818
Deferred gain on sale lease-back transactions	27,622	92,596	101,395
Shareholders’ equity (deficit)	12,907	807	(391)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements, which are based on assumptions and estimates and describe our future plans, strategies and expectations, are generally identifiable by the use of the words “anticipate,” “will,” “believe,” “estimate,” “expect,” “intend,” “seek,” or similar expressions. These forward-looking statements may address, among other things, the anticipated effects of the offering of the securities hereunder; our operating and growth strategy; projections of revenue, income or loss, capital expenditures and future operations; our anticipated improvement in operations and anticipated or expected cash flow; our expectations regarding trends in the senior living industry; our liquidity and financing needs; our expectations regarding future entrance fee sales or increasing occupancy at our retirement centers or free-standing assisted living communities; our alternatives for raising additional capital and satisfying our periodic debt and lease obligations; and the availability of insurance. These forward-looking statements are subject to risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from the forward-looking statements we make or incorporate by reference in this prospectus supplement or the accompanying prospectus include, without limitation: (i) the fact that we have generated losses in recent periods; (ii) the risks associated with our financial condition and the fact that we are highly leveraged; (iii) the risk that we may be unable to improve operating results at our free-standing assisted living communities, sell our entrance fee units or increase our cash flow or generate expected levels of cash; (iv) the risk that alternative or replacement financing sources may not be available to us; (v) the risks associated with market conditions for the senior living industry; (vi) the risk that we may be unable to obtain liability insurance in the future or that the costs associated with such insurance or related losses (including the costs of deductibles) will be prohibitive; (vii) the likelihood of further and tighter governmental regulation; (viii) the risks and uncertainties associated with complying with new and evolving standards of corporate governance and regulatory requirements, as well as the costs and management time associated with these activities; (ix) the risk of adverse changes in governmental reimbursement programs; (x) the risk of rising interest rates; and (xi) those risks described under “Risk Factors” and in the documents incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus.

RISK FACTORS

          You should carefully consider the risks described below, as well as other information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus, before buying securities in this offering. If any of the events described below occurs, our business, financial condition or results of operations could be materially harmed, the trading price of our securities could decline and you may lose all or part of your investment.

Our failure to generate cash flow sufficient to cover our substantial debt and operating lease obligations could result in defaults under our debt or lease agreements.

          We are highly leveraged with a substantial amount of debt and lease obligations. Our cash needs for our lease and interest payments and principal payments on outstanding debt will remain high for the foreseeable future. At September 30, 2004, we had long-term debt, including current portion, of $352.5 million. During the twelve months ending September 30, 2005, we are obligated to pay minimum rental obligations of approximately $68.2 million under long-term operating leases and have current scheduled debt principal payments of $26.8 million. At September 30, 2004, we had $35.5 million of unrestricted cash and cash equivalents, $49.4 million of restricted cash and $19.0 million of working capital. For the nine months ended September 30, 2004, our net cash provided by operations was $30.9 million. There can be no assurance that we will be able to generate sufficient cash flows from operations to meet required interest, principal, and lease payments in future periods.

          Certain of our debt agreements and leases contain various financial and other restrictive covenants, which may limit our flexibility in operating our business. Any payment or other default with respect to such obligations could cause lenders to cease funding and accelerate payment obligations or to foreclose upon our communities securing such indebtedness or, in the case of any of our operating leases, terminate the lease, with a consequent loss of income and asset value to us. Furthermore, because of cross-default and cross-collateralization provisions in most of our mortgages, debt instruments and leases, a default by us on one of our obligations could result in default or acceleration of many of our other obligations. Failure to remain in compliance with the covenants and obligations contained in our debt instruments and leases could have a material adverse impact on us.

We have incurred significant losses in recent years and may be unable to continue to increase our earnings and cash flow from operations to become profitable.

          We have experienced significant losses from operations during the past several years, and must continue to increase our earnings and cash flow from operations in order to become profitable. These increases are contingent on various factors, including our ability to increase the occupancy at our communities, increase revenue per unit through rate increases and additional fees and services, and reduce our interest costs. Earnings and cash flow from operations may also be negatively impacted by increases in our operating and overhead costs, many of which are beyond our control, unless these increases can be recovered through rate increases. In addition, changes in amounts reimbursed under programs such as Medicare and, to a lesser extent, Medicaid may have an adverse impact on our earnings and cash flow from operations in the future. Increasing earnings and cash flow from operations will also be contingent on our ability to derive significant entrance fee sales each year through the remarketing of available units at our entrance fee communities, and to maintain and increase the price level of these units.

          There can be no assurance that we will be able to increase occupancy and revenues, maintain entrance fee sales, and control costs in order to achieve profitability and to increase our cash flow from operations and earnings in the future.

If we are unable to refinance our debt obligations, our business could be adversely affected.

          Cash flow from continuing operations may not be sufficient to repay all of our debt maturities in full as they come due. We may need to refinance certain debt maturities as they come due. Our ability to refinance debt obligations may be impacted by our operational results, industry and economic conditions, capital market conditions, and other factors that may not be within our control. Our inability to refinance various debt maturities as they come due in future years could have a material adverse impact on us and our financial condition.

Our liability insurance may not be adequate to cover claims which may arise against us.

          The delivery of personal and health care services entails an inherent risk of liability. In recent years, participants in the senior living and health care services industry have become subject to an increasing number of lawsuits alleging negligence or related legal theories, many of which involve large claims and result in the incurrence of significant defense costs and significant exposure. We currently maintain property, liability and professional medical malpractice insurance policies for our owned, leased and certain of our managed communities under a master insurance program. The number of insurance companies willing to provide general liability and professional liability insurance for the nursing and assisted living industry is limited and the premiums and deductibles associated with such insurance has risen substantially in recent years. The deductibles under our liability policies are high. We also maintain programs under which we are partially self-insured for our workers’ compensation and employee medical coverage.

          We cannot assure you that our current level of accruals will be adequate to cover the actual liabilities that we ultimately incur. We also cannot assure you that a claim in excess of our insurance coverage limits will not arise. A claim against us that is not covered by, or is in excess of, our coverage limits could have a material adverse effect upon us. Furthermore, we cannot assure you that we will be able to obtain adequate liability insurance in the future or that, if such insurance is available, it will be available on acceptable terms.

We may be adversely affected by the limited availability of management, nursing and other personnel for our communities and by increased labor costs.

          We compete with other providers of senior living and health care services with respect to attracting and retaining qualified management personnel responsible for the day-to-day operations of each of our communities and skilled technical personnel responsible for providing resident care and therapy services. In certain markets, a shortage of nurses, therapists or trained personnel has required us to enhance our wage and benefits package in order to compete in the hiring and retention of such personnel or to hire more expensive temporary personnel. We are also heavily dependent on the available labor pool of semi-skilled and unskilled employees in each of the markets in which we operate. At times, we have experienced a competitive labor market, periodic shortages of qualified workers in certain markets, and wage rate increases for certain of our employees. We cannot be sure that our labor costs will not increase, or that, if they do increase, they can be matched by corresponding increases in rates charged to residents. If we are unable to attract and retain qualified management and staff personnel, control our labor costs, or pass on increased labor costs to residents through rate increases, our business, financial condition, and results of operations would be adversely affected.

We may be adversely affected by rising interest rates.

          Future indebtedness, from commercial banks or otherwise, and lease obligations, including those related to communities leased from REITs (real estate investment trusts), are expected to be based on interest rates prevailing at the time such debt and lease arrangements are obtained. As of September 30, 2004, we had $289.3 million of fixed rate debt and $63.2 million of variable rate debt outstanding. Increases in prevailing interest rates would increase our interest obligations with respect to a substantial portion of our variable rate debt, and would likely increase our interest and lease payment obligations on our future indebtedness and leases. An increase in prevailing interest rates, if material, could have a material adverse effect on our business, financial condition, and results of operations.

If we are unable to expand our communities in accordance with our plans, our anticipated revenues and results of operations could be adversely affected.

          We are currently developing 20 expansion projects that we expect will add an estimated 1,750 units to certain of our existing senior living communities over the next several years. These expansion projects are in various stages of development and are subject to a number of factors over which we have little or no control. Such factors include the necessity of arranging separate leases, mortgage loans or other financings to provide the capital required to complete these expansion activities; difficulties or delays in obtaining zoning, land use, building, occupancy, licensing and other required governmental permits and approvals; failure to complete construction of the projects on budget and on schedule; failure of third-party contractors and subcontractors to perform under their contracts; shortages of labor or materials that could delay projects or make them more expensive; adverse weather conditions that could delay completion of projects; increased costs resulting from general economic conditions or increases in the cost of materials; and increased costs as a result of changes in laws and regulations.

          We cannot assure you that we will elect to undertake or complete all of our proposed expansion projects, or that we will not experience delays in completing those projects. In addition, we may incur substantial costs prior to achieving stabilized occupancy for each such project and cannot assure you that these costs will not be greater than we have anticipated. We also cannot assure you that any of our development projects will be economically successful. Our failure to achieve our development plans could adversely impact our growth objectives, and our anticipated revenues and results of operation.

The senior living industry is very competitive and has been subject to periodic oversupply conditions, which could have a material adverse effect on our revenues, earnings and expansion plans.

          The senior living industry is highly competitive. We compete with other companies providing independent living, assisted living, skilled nursing, therapy and other similar services and care alternatives. We expect that there will be competition from existing competitors and new market entrants, some of whom may have substantially greater financial resources than us. In addition, some of our competitors operate on a not-for-profit basis or as charitable organizations and have the ability to finance capital expenditures on a tax-exempt basis or through the receipt of charitable contributions, neither of which is available to us. Furthermore, if the development of new senior living communities outpaces the demand for those communities in the markets in which we have senior living communities, those markets may become saturated or over-built. Regulation of the independent and assisted living industry, which represents a substantial portion of our senior living services, currently is not substantial and does not represent a significant barrier to entry. Consequently, the development of new senior living communities could outpace demand. Increased competition for residents could also require us to undertake unbudgeted capital improvements or to lower our rates. An oversupply of senior living communities in our markets or increased competition could adversely affect our business and results of operation.

We may be adversely affected by the loss of our key officers or employees.

          We rely upon the services of our executive officers. The loss of our executive officers and the inability to attract and retain qualified management personnel could affect our ability to manage our business and could adversely affect our business, financial condition and results of operations.

We may be adversely affected by the termination of residency agreements with our independent living residents.

          Our residency agreements with our independent living residents (other than entrance fee contracts) are generally for a term of one year (terminable by the resident upon 30 to 60 days written notice). Although most residents remain for many years, we do not contract with residents for longer periods of time. If a large number of residents elected to terminate their resident agreements at or around the same time, our revenues and earnings could be adversely affected.

We are dependent upon attracting residents who have sufficient resources to pay for our services. Circumstances that adversely affect the ability of our residents to pay for our services could have a material adverse effect on us.

          Approximately 86.7% and 85.3% of our total revenues for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively, were attributable to private pay sources. We expect to continue to rely primarily on the ability of residents to pay for our services from their personal or family financial resources and long-term care insurance. Future economic or investment market conditions or other circumstances that adversely affect the ability of seniors to pay for our services could have a material adverse effect on our business, financial condition, and results of operations.

We are susceptible to risks associated with the lifecare benefits that we offer the residents of our lifecare entrance fee communities.

          We operate six lifecare entrance fee communities that offer residents a limited lifecare benefit. Residents of these communities pay an upfront entrance fee upon occupancy, of which a portion is generally refundable, with an additional monthly service fee while living in the community. This limited lifecare benefit is typically (a) a certain number of free days in the community’s health center during the resident’s lifetime, (b) a discounted rate for such services, or (c) a combination of the two. The lifecare benefit varies based upon the extent to which the resident’s entrance fee is refundable. The pricing of entrance fees, refundability provisions, monthly service fees, and lifecare benefits are determined utilizing actuarial projections of the expected morbidity and mortality of the resident population. In the event the entrance fees and monthly service payments established for our communities are not sufficient to cover the cost of lifecare benefits granted to residents, the results of operations and financial condition of these communities could be adversely affected.

          Residents of these entrance fee communities are guaranteed a living unit and nursing care at the community during their lifetime, even if the resident exhausts his or her financial resources and becomes unable to satisfy his or her obligations to the community. In addition, in the event a resident requires nursing care and there is insufficient capacity for the resident in the nursing facility at the community where the resident lives, the community must contract with a third party to provide such care. Although we screen potential residents to ensure that they have adequate assets, income, and reimbursements from government programs and third parties to pay their obligations to our communities during their lifetime, we cannot assure you that such assets, income, and reimbursements will be sufficient in all cases. If insufficient, we have rights of set-off against the refundable portions of the residents’ deposits, and would also seek available reimbursement under Medicaid or other available programs. To the extent that the financial resources of some of the residents are not sufficient to pay for the cost of facilities and services provided to them, or in the event that our communities must pay third parties to provide nursing care to residents of our communities, our results of operations and financial condition would be adversely affected.

We are susceptible to risks associated with the concentration of our facilities in certain geographic areas.

          Part of our business strategy is to own, lease or manage senior living communities in concentrated geographic service areas. We have a large concentration of communities in Florida, Texas, Arizona and Colorado, among other areas. Accordingly, our operating results may be adversely affected by various regional and local factors, including economic conditions, real estate market conditions, competitive conditions, weather conditions and applicable laws and regulations.

We rely on reimbursement from governmental programs for a portion of our revenues, and we cannot assure you that reimbursement levels will not decrease in the future, which could adversely affect our results of operations and cash flow.

          For the nine months ended September 30, 2004, we derived 12.3% of our revenues from Medicare and 2.4% from Medicaid. There continue to be various federal and state legislative and regulatory proposals to implement cost containment measures that limit payments to healthcare providers in the future. Changes in the reimbursement policies of the Medicare and Medicaid programs could have an adverse effect on our results of operations and cash flow.

We are susceptible to risks associated with government regulation of the healthcare industry and the burdens of compliance with such regulations.

          Federal and state governments regulate various aspects of our business. The development and operation of senior living communities and the provision of health care services are subject to federal, state, and local licensure, certification, and inspection laws. Failure to comply with these laws and regulations could result in the denial of reimbursement, the imposition of fines, temporary suspension of admission of new patients, restrictions on operating or marketing entrance fee communities, suspension or decertification from Medicare, Medicaid, or other state or Federal reimbursement programs, restrictions on our ability to acquire new communities or expand existing communities, or revocation of a community’s license. We cannot assure you that we will not be subject to penalties in the future, or that federal, state, or local governments will not impose restrictions on our activities that could materially adversely affect our business, financial condition, or results of operations.

          Various states, including several of the states in which we currently operate, control the supply of licensed skilled nursing beds through certificate of need (CON) or other programs. In those states, approval is required for the construction of certain types of new health care communities, the addition of licensed beds and some capital expenditures at those communities. To the extent that a CON or other similar approval is required for the acquisition or construction of new communities, the expansion of the number of licensed beds, services, or existing communities, we could be adversely affected by our failure or inability to obtain that approval, changes in the standards applicable for that approval, and possible delays and expenses associated with obtaining that approval.

          Federal and state anti-remuneration laws, such as “anti-kickback” laws, govern some financial arrangements among health care providers and others who may be in a position to refer or recommend patients to those providers. These laws prohibit, among other things, some direct and indirect payments that are intended to induce the referral of patients to, the arranging for services by, or the recommending of a particular provider of health care items or services. Federal anti-kickback laws have been broadly interpreted to apply to some contractual relationships between health care providers and sources of patient referral. Similar state laws vary, are sometimes vague, and seldom have been interpreted by courts or regulatory agencies. Violation of these laws can result in loss of licensure, substantial civil and criminal penalties and exclusion of health care providers or suppliers from participation in Medicare and Medicaid programs. There can be no assurance that those laws will be interpreted in a manner consistent with our practices.

          Under the Americans with Disabilities Act of 1990, all places of public accommodation are required to meet federal requirements related to access and use by disabled persons. A number of additional federal, state and local laws exist that also may require modifications to existing and planned communities to create access to the properties by disabled persons. Although we believe that our communities are substantially in compliance with present requirements or are exempt therefrom, if required changes involve a greater expenditure than anticipated or must be made on a more accelerated basis than anticipated, additional costs would be incurred by us. Further legislation may impose additional burdens or restrictions with respect to access by disabled persons, the costs of compliance with which could be substantial.

          The Health Insurance Portability and Accountability Act of 1996, or HIPAA, among other things, established standards for the use of and access to health information. Known as the administrative simplification requirements, these provisions, as implemented by regulations published by the United States Department of Health and Human Services, established among other things, standards for the security and privacy of health information. Additionally, the rules provide for the use of uniform standard codes for electronic transactions and require the use of uniform employer identification codes. Penalties for violations can range from civil fines to criminal sanctions for the most serious offenses. Compliance with the rules was phased in beginning in October 2002 and extends until April 2005. These rules are complicated, and there are still a number of unanswered questions with respect to the extent and manner in which the HIPAA rules apply to businesses such as those operated by us.

We may be subject to liability for environmental damages.

          Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at the property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean up costs incurred by those parties in connection with the contamination. These laws typically impose clean-up responsibility and liability without regard to whether the owner knew of or caused the presence of the contaminants, and liability under these laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of the substances may be substantial, and the presence of the substances, or the failure to properly remediate the property, may adversely affect the owner’s ability to sell or lease the property or to borrow using the property as collateral. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of the substances at the disposal or treatment facility, whether or not the facility is owned or operated by the person. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. If we become subject to any of these claims, the costs involved could be significant and could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks associated with complying with Section 404 of the Sarbanes-Oxley Act of 2002.

          We are subject to various regulatory requirements, including the Sarbanes-Oxley Act of 2002. Under Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, our management will be required to furnish a report regarding its internal controls over financial reporting. We have implemented processes documenting and evaluating our system of internal controls. Complying with these new requirements is extremely expensive and time consuming, and is subject to change as there is no precedent available by which to measure compliance. We currently anticipate being able to implement fully the requirements relating to Section 404 on a timely basis.

          If such Section 404 work is not completed on a timely basis, management identifies one or more material weaknesses, or our auditors are unable to attest that our management’s report is fairly stated or to express an opinion on the effectiveness of our internal controls, it could result in a loss of investor confidence in our financial reports, adversely affect our stock price and/or subject us to sanctions or investigation by regulatory authorities.

We have broad discretion with respect to the application of the net proceeds obtained from this offering and may not use these funds in a manner which you would approve.

          We will have broad discretion as to the application of the net proceeds from this offering. We intend to use the net proceeds of this offering to repay certain indebtedness, to fund possible future acquisitions of senior living communities and businesses engaged in activities that are similar or complementary to our business, to fund expansions at our existing communities and the development and construction of new senior living communities, and for general corporate purposes, including working capital. We cannot assure you that we will use these funds in a manner which you would approve.

The value of our common stock may be adversely affected by our shareholder rights plan, certain provisions of our charter and bylaws and certain anti-takeover provisions of Tennessee law.

          We have a shareholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the shareholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. Our board of directors also has the authority, without action by our shareholders, to issue up to 5,000,000 shares of preferred stock and to fix the rights and preferences of such shares. This authority, together with certain other provisions of our charter (including provisions that implement staggered terms for directors, limit shareholder ability to call a shareholders’ meeting or to remove directors, and require a supermajority vote to amend certain provisions of the charter), may delay, deter, or prevent a change in control of the company. In addition, as a Tennessee corporation, we are subject to the provisions of the Tennessee Business Combination Act and the Tennessee Greenmail Act, each of which may be deemed to have anti-takeover effects and may delay, deter, or prevent a takeover attempt that might be considered by the shareholders to be in their best interests.

The price of our common stock is subject to significant fluctuations.

          The market price of our common stock is subject to significant fluctuations in response to various factors and events, including the liquidity of the market for our common stock, variations in our operating results, and new statutes or regulations or changes in the interpretation of existing statutes or regulations affecting the health care industry in general or the senior living industry in particular. In addition, the stock market in recent years has experienced broad price and volume fluctuations that often have been unrelated to the operating performance of particular companies. These market fluctuations also may adversely affect the market price of the common stock offered pursuant to this prospectus supplement and the accompanying prospectus.

USE OF PROCEEDS

          We expect to receive net proceeds of approximately $43.6 million from this offering, or approximately $50.3 million if the underwriter’s over-allotment option is exercised in full, in each case after deducting the underwriting discounts and commissions and our estimated offering expenses.

          We intend to use the net proceeds from this offering to repay outstanding debt, to fund currently contemplated and possible future acquisitions of senior living communities and businesses engaged in activities that are similar or complementary to our business, to fund expansions at our existing senior living communities and the development and construction of additional communities, and for general corporate purposes, including working capital.

          The identified indebtedness to be repaid from the net proceeds of this offering totals $22.9 million. This amount is comprised of $17.2 million of interest-only notes that we issued in 2001, and a $5.7 million mortgage loan from Health Care Property Investors, Inc., or HCPI. The interest-only notes bear interest at 9.625%, are due October 1, 2008, are secured by our interest in two of our senior living communities and are freely prepayable. One of these notes is held by an affiliate of John Morris, one of our directors. We obtained the HCPI loan on July 15, 2004. The loan bears interest at 9%, matures in July 2006 and is freely prepayable. The proceeds from the HCPI loan were used to repay $456,000 of debt owed HCPI and the remainder was used for general corporate purposes.

          We have from time to time engaged in, and expect to continue to pursue, discussions with respect to possible business acquisitions. In that regard, we expect to use an aggregate of approximately $6.1 million of the net proceeds of this offering to fund various costs in connection with the Galleria Woods and Freedom Plaza Care Center transactions. See “The Company— Recent Events.” While we have no present commitments or agreements with respect to any other business acquisitions, we frequently investigate acquisitions of all types of senior living communities and of companies engaged in businesses that we believe will complement our existing business.

          Our management will have considerable discretion in the application of the net proceeds of this offering and may spend the net proceeds in a manner and at times other than as set forth above. As a result, you will not have the opportunity, as part of your investment decision, to assess how and when the net proceeds will be used.

          Until we use the net proceeds of this offering for the above purposes, we may invest the funds in short-term, investment grade, interest-bearing securities. We cannot predict whether the proceeds invested will yield a favorable return.

PRICE RANGE OF COMMON STOCK

          Our common stock trades on the New York Stock Exchange under the symbol “ACR.” The following table shows quarterly high and low sales prices for our common stock for the periods indicated, as reported by the New York Stock Exchange.

2003	High	Low

First Quarter	$3.00	$1.50
Second Quarter	$2.25	$1.50
Third Quarter	$3.40	$1.96
Fourth Quarter	$3.60	$2.96

2004	High	Low

First Quarter	$6.12	$3.17
Second Quarter	$5.64	$4.27
Third Quarter	$7.79	$5.05
Fourth Quarter	$12.25	$6.65

2005	High	Low

First Quarter (through January 20, 2005)	$11.84	$9.75

CAPITALIZATION

          The following table sets forth our cash and restricted cash and capitalization as of September 30, 2004 on an actual basis and on an as adjusted basis to reflect the following transactions as if they had occurred on that date:

•	the sale of 4,500,000 shares of our common stock in this offering and our receipt of $43.6 million in estimated net proceeds after deducting the underwriting discounts and commissions and estimated expenses of this offering; and

•	the application of the estimated net proceeds from this offering to repay a total of $22.9 million of indebtedness as described in “Use of Proceeds.”

	At September 30, 2004

	Actual	As Adjusted

	(in thousands)
Cash and cash equivalents	$35,487	$56,225
Restricted cash:
Current portion	25,955	25,955
Long-term portion	23,412	23,412

Total cash and restricted cash	$84,854	$105,592

Long-term debt, including current portion:
Mortgage notes and other long-term debt, including current portion	$136,683	$113,833
Capital lease financing, including current portion	215,803	215,803

Total long-term debt, including current portion	352,486	329,636
Shareholders’ equity:
Preferred stock, no par value; 5,000,000 shares authorized, no shares issued and outstanding	–	–
Common stock, par value $.01 per share; 200,000,000 shares authorized; 25,324,203 shares issued and outstanding, actual; 29,824,203 shares issued and outstanding, as adjusted(1)(2)	249	294
Additional paid-in capital	166,373	209,916
Accumulated deficit	(164,577)	(164,577)
Deferred compensation, restricted stock	(2,436)	(2,436)

Total shareholders’ (deficit) equity(3)	(391)	43,197

Total capitalization	$352,095	$372,833

(1)	Excludes 2,458,030 shares of common stock issuable at September 30, 2004 upon the exercise of outstanding stock options under our Stock Incentive Plan at an average exercise price of $4.36 per share, 326,085 shares reserved for future issuance under our Stock Incentive Plan and 180,979 shares reserved for future issuance under our Associate Stock Purchase Plan at that date.

(2)	We have granted the underwriter a 30-day option to purchase up to an additional 675,000 shares of our common stock, which shares are not included in the as adjusted calculation.

(3)	As of September 30, 2004, we had a valuation allowance against deferred tax assets of approximately $65 million. As a result of our reported losses in the past several years, we do not meet the “more likely than not” recoverability criteria necessary to currently recognize the benefit of our deferred tax assets, except for those assets which will be recovered through known reversals of deferred tax liabilities. We will continue to assess our ability to generate sufficient taxable income (from positive income and other factors) during future periods in which the deferred tax assets may be utilized.

We expect in the future that we will meet the “more likely than not” recoverability criteria, although there can be no assurance that we will do so. Upon meeting that criteria, we will reduce or eliminate our valuation allowance of approximately $65 million against deferred tax assets, resulting in a significant reduction of tax expense (or recording tax benefit in such period), which will result in a corresponding increase to net income and shareholders’ equity of $65 million.

DILUTION

          Dilution is the amount by which the portion of the offering price paid by purchasers of our common stock to be sold by us in the offering exceeds the net tangible book value or deficiency per share of our common stock after the offering. Net tangible book value or deficiency per share of our common stock is determined at any date by subtracting our total liabilities from our total assets less our intangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

          Our unaudited net tangible book deficiency, defined as shareholders’ deficit less goodwill, at September 30, 2004 was approximately $36.9 million, or approximately $1.46 per each of the 25,324,203 shares of common stock then outstanding.

          New investors who purchase shares of our common stock from us will suffer an immediate dilution of the difference between the purchase price per share and our net tangible book value per share at the date they purchase. Dilution per share represents the difference between the amount per share paid by the new investors in this offering and the net tangible book value per share immediately afterwards. After giving effect to the sale of the 4,500,000 shares of our common stock in this offering, at an offering price of $10.25 after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us (receipt of $43.6 million of estimated net proceeds), our net tangible book value at September 30, 2004 would have been approximately $6.7 million or $0.23 per share. This represents an immediate increase in net tangible book value per share of $1.69 to existing stockholders and an immediate dilution of $10.02 per share to new investors purchasing our common stock in this offering.

          The following table illustrates this per share dilution to new investors purchasing our common stock in this offering.

Public offering price per share		$10.25
Net tangible book value per share as of September 30, 2004	$(1.46)
Increase in net tangible book value per share attributable to new investors	$1.69

Net tangible book value per share after this offering		$0.23

Dilution per share to new investors		$10.02

          These calculations assume no exercise of stock options outstanding as of September 30, 2004. As of September 30, 2004, there were options outstanding to purchase an aggregate of 2,458,030 shares of our common stock at a weighted average exercise price of $4.36 per share and 326,085 of our shares were reserved for future issuance under our Stock Incentive Plan and 180,979 of our shares of common stock were reserved for future issuance under our Associate Stock Purchase Plan. To the extent that these options had been exercised as of September 30, 2004, the dilution to new investors would be greater. In addition, we have granted the underwriter a 30-day option to purchase up to an additional 675,000 shares of our common stock, which shares are not included in the dilution calculation set forth above.

UNDERWRITING

          Subject to the terms and conditions stated in the underwriting agreement between us and Jefferies & Company, Inc., the underwriter has agreed to purchase, and we have agreed to sell to the underwriter, 4,500,000 shares of our common stock.

          The underwriting agreement provides that the obligation of the underwriter to purchase the shares offered by us is subject to some conditions. The underwriter is obligated to purchase all of the shares offered by us, other than those covered by the over-allotment option described below, if any of the shares are purchased.

          The underwriter proposes to offer the shares to the public initially at the public offering price set forth on the cover of this prospectus supplement and to some dealers at that price less a concession not in excess of $0.21 per share. The underwriter may allow, and those dealers may reallow, a discount not in excess of $0.10 per share to other dealers. After this offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the underwriter.

          We have granted to the underwriter an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase from us, in whole or in part, up to 675,000 additional shares at the public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus supplement.

          The underwriter may exercise that option only to cover over-allotments, if any, made in connection with the sale of the shares of common stock offered by us.

          The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriter by us. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase 675,000 additional shares.

	No Exercise	Full Exercise

Per share	$0.36	$0.36
Total underwriting fees to be paid by us	$1,620,000	$1,863,000

          We may also, in our sole discretion, pay to the underwriter additional compensation in respect of this offering of up to $260,000 not later than the 35th day following the date of this prospectus supplement. The information in this prospectus supplement does not include this discretionary payment.

          We estimate that the total expenses of this offering, excluding the underwriting discounts and commissions, will be approximately $917,000, which will be paid by us. Included in these expenses is a fee of $600,000 that we have agreed to pay to Cohen & Steers Capital Advisors, LLC, who we sometimes refer to as “Cohen & Steers”, upon consummation of this offering as consideration for certain financial advisory services and assistance that Cohen & Steers has agreed to provide to us in connection with this offering. This fee is payable by us only if the offering is completed.

          The underwriter and its affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business. In addition, Cohen & Steers may from time to time in the future provide financial advisory services to us or engage in transactions with us. We will pay them customary compensation for these services.

          This offering of the shares is made for delivery when, as and if accepted by the underwriter and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriter reserves the right to reject an order for the purchase of shares in whole or in part.

          We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriter may be required to make in respect of these liabilities.

          We have also agreed to indemnify Cohen & Steers and its affiliates against certain liabilities relating to or arising out of the activities contemplated by Cohen & Steers’ engagement, and to contribute to payments Cohen & Steers may be required to make in respect of these liabilities.

          We and our executive officers and directors have agreed, for a period of 90 days after the date of this prospectus supplement, not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or securities or other rights convertible into or exchangeable or exercisable for any shares of our common stock either owned as of the date of this prospectus supplement or thereafter acquired, subject to limited exceptions, without the prior written consent of Jefferies & Company, Inc. In certain circumstances, the lock-up period may be extended for an additional period of time.

          We have been advised by the underwriter that, in accordance with Regulation M under the Securities Act of 1933, some persons participating in this offering may engage in transactions, including syndicate covering transactions, stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares at a level above that which might otherwise prevail in the open market.

          A “syndicate covering transaction” is a bid for or the purchase of shares on behalf of the underwriter to reduce a syndicate short position incurred by the underwriter in connection with this offering. The underwriter may create a syndicate short position by making short sales of our shares and may purchase our shares in the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in this offering. Short sales can be either “covered” or “naked.” “Covered” short sales are sales made in an amount not greater than the underwriter’s over-allotment option to purchase additional shares from us in this offering. “Naked” short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. If the underwriter creates a syndicate short position, it may choose to reduce or “cover” this position by either exercising all or part of the over-allotment option to purchase additional shares from us or by engaging in “syndicate covering transactions.” The underwriter may close out any covered short position by either exercising its over-allotment option or purchasing shares in the open market. The underwriter must close out any naked short position by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option.

          A “stabilizing bid” is a bid for or the purchase of shares by the underwriter for the purpose of fixing or maintaining the price of our common stock. A “penalty bid” is an arrangement that permits the underwriter to reclaim the selling concession from a selling group member when shares sold by such member are purchased by the underwriter in a syndicate covering transaction and, therefore, have not been effectively placed by such member.

          We have been advised by the underwriter that these transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time. Similar to other purchase activities, these activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

          Our shares of common stock are traded on the NYSE under the symbol “ACR.” Any common stock sold pursuant to this prospectus supplement will be listed on the NYSE, subject to official notice of issuance.

LEGAL MATTERS

          The validity of the securities offered by this prospectus supplement will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Certain legal matters relating to the offering will be passed upon for the underwriter by Morrison & Foerster LLP, New York, New York.

EXPERTS

          The consolidated financial statements of American Retirement Corporation and subsidiaries as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP covering the consolidated financial statements contains an explanatory paragraph that refers to a change in the method of accounting for goodwill in accordance with Statement of Financial Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” and impairment of long-lived assets and discontinued operations in accordance with SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets.” In addition, such report also contains an explanatory paragraph that refers to a change in the method of accounting for variable interest entities in accordance with Financial Accounting Standards Board Interpretation No. 46(R), “Consolidation of Variable Interest Entities.”

INCORPORATION BY REFERENCE

          We have elected to “incorporate by reference” certain information into this prospectus supplement and the accompanying prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus supplement and the accompanying prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus supplement or any document we subsequently file with the Securities and Exchange Commission that is incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus. Likewise, any statement in this prospectus supplement, the accompanying prospectus or any document which is incorporated or deemed to be incorporated by reference herein or therein will be deemed to have been modified or superseded to the extent that any statement contained in any document that we subsequently file with the Securities and Exchange Commission that is incorporated or deemed to be incorporated by reference herein or therein modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement, the accompanying prospectus and the registration statement of which this prospectus supplement is a part. All information appearing in this prospectus supplement is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference. This prospectus supplement and the accompanying prospectus incorporate by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission:

(i) our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

(ii) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

(iii) our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004;

(iv) our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004;

(v) our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 2004;

(vi) our Current Reports on Form 8-K filed with the Securities and Exchange Commission on February 12, 2004, February 12, 2004, March 4, 2004, March 4, 2004, May 5, 2004, May 5,

2004, July 16, 2004, July 20, 2004, August 10, 2004, August 10, 2004, October 27, 2004 and November 4, 2004;

(vii) the description of our common stock contained in our Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on May 22, 1997, including all amendments and reports filed for the purpose of updating such description prior to the termination of the offering of securities offered hereby; and

(viii) the description of our common stock purchase rights contained in our Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on November 25, 1998, including all amendments and reports filed for the purpose of updating such description prior to the termination of the offering of securities offered hereby.

          Notwithstanding the foregoing, information furnished under Items 2.02, 7.01, 9 and 12 of our Current Reports on Form 8-K, including the related exhibits, is not incorporated by reference in this prospectus supplement, the accompanying prospectus and the registration statement.

          Each document filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus supplement and prior to the termination of this offering, other than information furnished pursuant to Items 2.02, 7.01, 9 or 12 of Form 8-K (and the related exhibits), shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus and to be a part hereof from the date such document is filed with the Securities and Exchange Commission.

          This prospectus supplement incorporates documents by reference that are not presented herein or delivered herewith. These documents (other than exhibits to such documents that are not specifically incorporated by reference into such documents) are available without charge, upon written or oral request by any person to whom this prospectus supplement has been delivered, from George T. Hicks, Secretary, 111 Westwood Place, Suite 200, Brentwood, Tennessee 37027, telephone (615) 221-2250.

ABOUT THIS PROSPECTUS SUPPLEMENT

          This prospectus supplement contains the terms of this offering. A description of our common stock is contained in the accompanying prospectus beginning on page 15.

          This prospectus supplement is part of and should be read in conjunction with the accompanying prospectus. The information we present in this prospectus supplement may add, update or change information included in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement and the accompanying prospectus, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement and the accompanying prospectus, will apply and will supersede the information in the accompanying prospectus.

          In this prospectus supplement, “we,” “us,” “our,” “ARC” or “the company” refer to American Retirement Corporation and its consolidated subsidiaries, unless otherwise expressly stated or the context otherwise requires. The symbol “$” refers to U.S. dollars, unless otherwise indicated.

PROSPECTUS

111 Westwood Place, Suite 200

Brentwood, Tennessee 37027
(615) 221-2250

Common Stock

Preferred Stock
Debt Securities
Warrants

     We may from time to time sell up to $250,000,000 in the aggregate of:

•	shares of our common stock, par value $0.01 per share, and associated rights to purchase Series A junior preferred stock;

•	shares of our preferred stock, no par value per share, in one or more series;

•	our debt securities in one or more series, which may be either senior debt securities, senior subordinated debt securities, subordinated debt securities or debt securities with any other ranking;

•	warrants to purchase shares of our common stock; or

•	any combination of the foregoing.

     We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement, as well as the documents incorporated or deemed to be incorporated by reference in the prospectus, carefully before you invest.

      See “Risk Factors” beginning on page 1 for a discussion of material risks that you should consider before you invest in our securities being sold with this prospectus.

     Our common stock is traded on the New York Stock Exchange under the symbol “ACR”.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

     We will sell these securities directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with our agents, from time to time, to reject in whole or in part any proposed purchase of securities to be made directly or through agents. If our agents or any dealers or underwriters are involved in the sale of the securities, the applicable prospectus supplement will set forth the names of the agents, dealers or underwriters and any applicable commissions or discounts.

     This prospectus may not be used to consummate sales of securities unless accompanied by the applicable prospectus supplement.

The date of this prospectus is June 29, 2004.

RISK FACTORS

      You should carefully consider the risks described below, as well as other information contained in this prospectus and the documents incorporated or deemed to be incorporated by reference in this prospectus, before buying securities in this offering. If any of the events described below occurs, our business, financial condition or results of operations could be materially harmed, the trading price of our securities could decline and you may lose all or part of your investment.

We have substantial debt and operating lease obligations.

      We are highly leveraged with a substantial amount of debt and lease obligations. Our cash needs for our lease and interest payments and principal payments on outstanding debt will remain very high for the foreseeable future and will be a significant burden on us. At March 31, 2004 and December 31, 2003, we had long-term debt, including current portion and debt associated with assets held-for-sale, of $362.0 million and $371.5 million, respectively. In addition, at March 31, 2004 we were obligated to pay minimum rental obligations during the upcoming twelve months of approximately $64.8 million under long-term operating leases. At March 31, 2004, we have current scheduled debt principal payments for the upcoming twelve months of $13.4 million, as well as $2.3 million of debt associated with assets held-for-sale. For the year ended December 31, 2003, our net cash provided by operations was $11.3 million. There can be no assurance that we will be able to generate sufficient cash flows from operations to meet required interest, principal, and lease payments in future periods.

      Certain of our current debt agreements and leases contain various financial and other restrictive covenants, which may restrict our flexibility in operating our business. Any payment or other default with respect to such obligations could cause lenders to cease funding and accelerate payment obligations or to foreclose upon our communities securing such indebtedness or, in the case of an operating lease, could terminate the lease, with a consequent loss of income and asset value to us. While we endeavor to comply with all financial covenant requirements, there can be no assurance that our creditors will grant amendments or waivers in the event of non-compliance. Furthermore, because of cross-default and cross-collateralization provisions in certain of our mortgages, debt instruments, and leases, a default by us on one of our payment obligations could result in default or acceleration of several of our other obligations. Failure to remain in compliance with our financial covenants could have a material adverse impact on us.

We may not be able to refinance our debt obligations.

      Given our high leverage, cash flow from continuing operations will not be sufficient to repay all of our debt maturities in full as they come due. We will need the ability to refinance certain debt maturities as they come due. Our ability to refinance debt obligations may be impacted by our operational results, industry and economic conditions, capital market conditions, and other factors that may not be within our control. Our inability to refinance various debt maturities as they come due in future years could have a material adverse impact on us and our financial condition.

We may not be able to increase our cash flow from operations.

      We have experienced significant losses from operations during the past several years, and must increase our cash flow from operations in order to meet our future debt and lease payment obligations. These increases are contingent on our ability to increase the occupancy at our communities (especially in our free-standing assisted living communities), and to increase our revenue per unit through rate increases and additional fees and services. The free-standing assisted living community segment of the senior living industry experienced significant overcapacity and price discounting between 2000 and 2002, and we experienced significant losses associated with the fill-up of our free-standing assisted living communities (most of which began operations during 1999 and 2000) during this time.

      Six of the retirement centers we operate are entrance fee communities, which are continuing care retirement communities that provide housing and health care services through entrance fee arrangements with residents. Increasing cash flow from operations will also be contingent on our ability to derive significant entrance fee sales each year through the remarketing of available units at our entrance fee communities, and to maintain and increase the price level of these units. Cash flow from operations may also be impacted by increases in our operating and overhead costs, many of which are beyond our control, unless these increases can be recovered through rate increases. In addition, changes in amounts reimbursed under programs such as Medicare and Medicaid may have an adverse impact on our cash flow from operations in the future. There can be no assurance that we will be able to increase occupancy, increase cash through entrance fee sales, raise billing rates, and control costs in order to increase our cash flow from operations.

Our liability insurance may not be adequate to cover claims which may arise against us.

      The delivery of personal and health care services entails an inherent risk of liability. In recent years, participants in the senior living and health care services industry have become subject to an increasing number of lawsuits alleging negligence or related legal theories, many of which involve large claims and result in the incurrence of significant defense costs and significant exposure. We currently maintain property, liability and professional medical malpractice insurance policies for our owned, leased and certain of our managed communities under a master insurance program. The number of insurance companies willing to provide general liability and professional liability insurance for the nursing and assisted living industry has declined dramatically and the premiums and deductibles associated with such insurance has risen substantially in recent years. We maintain programs under which we are partially self-insured for our workers’ compensation and employee medical coverage.

      We cannot assure you that our current level of accruals will be adequate to cover the actual liabilities that we ultimately incur. We cannot assure you that a claim in excess of our insurance coverage limits will not arise. A claim against us that is not covered by, or is in excess of, our coverage limits could have a material adverse effect upon us. Furthermore, we cannot assure you that we will be able to obtain adequate liability insurance in the future or that, if such insurance is available, it will be available on acceptable terms.

We may be adversely affected by the limited availability of management, nursing and other personnel and by increased labor costs.

      We compete with other providers of senior living and health care services with respect to attracting and retaining qualified management personnel responsible for the day-to-day operations of each of our communities and skilled technical personnel responsible for providing resident care. In certain markets, a shortage of nurses or trained personnel has required us to enhance our wage and benefits package in order to compete in the hiring and retention of such personnel or to hire more expensive temporary personnel. We are also heavily dependent on the available labor pool of semi-skilled and unskilled employees in each of the markets in which we operate. We have experienced a competitive labor market, periodic shortages of qualified workers in certain markets, and increasing wage rates for many of our employees. We cannot be sure that our labor costs will not increase, or that, if they do increase, they can be matched by corresponding increases in rates charged to residents. If we are unable to attract and retain qualified management and staff personnel, control our labor costs, or pass on increased labor costs to residents through rate increases, our business, financial condition, and results of operations would be adversely affected.

We may be adversely affected by rising interest rates.

      Future indebtedness, from commercial banks or otherwise, and lease obligations, including those related to communities leased from REITs (real estate investment trusts), are expected to be based on interest rates prevailing at the time such debt and lease arrangements are obtained. As of March 31, 2004, we had $271.0 million of fixed rate date and $91.0 million of variable rate debt outstanding. Increases in prevailing interest rates would increase our interest or lease payment obligations with respect to a substantial portion of our variable rate debt and could have a material adverse effect on our business, financial condition, and results of operations.

We may be adversely affected by the loss of our key officers or employees.

      We rely upon the services of our executive officers. The loss of some of our executive officers and the inability to attract and retain qualified management personnel could affect our ability to manage our business and could adversely affect our business, financial condition and results of operations.

We may be adversely affected by the termination of residency agreements with our independent living residents.

      Our residency agreements with our independent living residents (other than entrance fee contracts) are generally for a term of one year (terminable by the resident upon 30 to 60 days written notice). Although most residents remain for many years, we do not contract with residents for longer periods of time. If a large number of residents elected to terminate their resident agreements at or around the same time, our revenues and earnings could be adversely affected.

We are dependent upon attracting residents who have sufficient resources to pay for our services.

      Approximately 86.7% and 85.4% of our total revenues for the year ended December 31, 2003 and the quarter ended March 31, 2004, respectively, were attributable to private pay sources. We expect to continue to rely primarily on the ability of residents to pay for our services from their personal or family financial resources and long-term care insurance. Future economic or investment market conditions or other circumstances that adversely affect the ability of seniors to pay for our services could have a material adverse effect on our business, financial condition, and results of operations.

We are susceptible to certain risks associated with the lifecare benefits that we offer the residents of our lifecare entrance fee communities.

      Six of the communities operated by us are lifecare entrance fee communities that offer residents a limited lifecare benefit. Residents of these communities pay an upfront entrance fee upon occupancy, of which a portion is generally refundable, with an additional monthly service fee while living in the community. This limited lifecare benefit is typically (a) a certain number of free days in the community’s health center during the resident’s lifetime, (b) a discounted rate for such services, or (c) a combination of the two. The lifecare benefit varies based upon the extent to which the resident’s entrance fee is refundable. The pricing of entrance fees, refundability provisions, monthly service fees, and lifecare benefits are determined utilizing actuarial projections of the expected morbidity and mortality of the resident population. In the event the entrance fees and monthly service payments established for our communities are not sufficient to cover the cost of lifecare benefits granted to residents, the results of operations and financial condition of these communities could be adversely affected.

      Residents of these entrance fee communities are guaranteed a living unit and nursing care at the community during their lifetime, even if the resident exhausts his or her financial resources and becomes unable to satisfy his or her obligations to the community. In addition, in the event a resident requires nursing care and there is insufficient capacity for the resident in the nursing facility at the community where the resident lives, the community must contract with a third party to provide such care. Although we screen potential residents to ensure that they have adequate assets, income, and reimbursements from government programs and third parties to pay their obligations to our communities during their lifetime, we cannot assure you that such assets, income, and reimbursements will be sufficient in all cases. If insufficient, we have rights of set-off against the refundable portions of the residents’ deposits, and would also seek available reimbursement under Medicaid or other available programs. To the extent that the financial resources of some of the residents are not sufficient to pay for the cost of facilities and services provided to them, or in the event that our communities must pay third parties to provide nursing care to residents of our communities, our results of operations and financial condition would be adversely affected.

We are susceptible to certain risks associated with the concentration of our facilities in certain geographic areas.

      Part of our business strategy is to own, lease or manage senior living communities in concentrated geographic service areas. We have a large concentration of communities in Florida, Texas, Arizona and Colorado, among other areas. Accordingly, our operating results may be adversely affected by various regional and local factors, including economic conditions, real estate market conditions, competitive conditions, and applicable laws and regulations.

We are susceptible to certain risks associated with government regulation of the healthcare industry and the burdens of compliance with such regulations.

      Federal and state governments regulate various aspects of our business. The development and operation of senior living communities and the provision of health care services are subject to federal, state, and local licensure, certification, and inspection laws. Failure to comply with these laws and regulations could result in the denial of reimbursement, the imposition of fines, temporary suspension of admission of new patients, restrictions on operating or marketing entrance fee communities, suspension or decertification from Medicare, Medicaid, or other state or Federal reimbursement programs, restrictions on our ability to acquire new communities or expand existing communities, or revocation of a community’s license. We cannot assure you that we will not be subject to penalties in the future, or that federal, state, or local governments will not impose restrictions on our activities that could materially adversely affect our business, financial condition, or results of operations.

The value of the securities offered in this prospectus may be adversely affected by our shareholder rights plan, certain provisions of our charter and bylaws and certain anti-takeover provisions of Tennessee law.

      We have a shareholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the shareholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. Our board of directors also has the authority, without action by our shareholders, to issue up to 5,000,000 shares of preferred stock and to fix the rights and preferences of such shares. This authority, together with certain other provisions of our charter (including provisions that implement staggered terms for directors, limit shareholder ability to call a shareholders’ meeting or to remove directors, and require a supermajority vote to amend certain provisions of the charter), may delay, deter, or prevent a change in control of the company. In addition, as a Tennessee corporation, we are subject to the provisions of the Tennessee Business Combination Act and the Tennessee Greenmail Act, each of which may be deemed to have anti-takeover effects and may delay, deter, or prevent a takeover attempt that might be considered by the shareholders to be in their best interests.

The price of the securities offered in this prospectus could be subject to significant fluctuations.

      The market price of the securities offered from time to time pursuant to the registration statement of which this prospectus is a part could be subject to significant fluctuations in response to various factors and events, including the liquidity of the market for our securities, variations in our operating results, and new statutes or regulations or changes in the interpretation of existing statutes or regulations affecting the health care industry in general or the senior living industry in particular. In addition, the stock market in recent years has experienced broad price and volume fluctuations that often have been unrelated to the operating performance of particular companies. These market fluctuations also may adversely affect the market price of the securities offered pursuant to the registration statement of which this prospectus is a part.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated or deemed to be incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements, which are based on assumptions and estimates and describe our future plans, strategies and expectations, are generally identifiable by the use of the words “anticipate,” “will,” “believe,” “estimate,” “expect,” “intend,” “seek,” or similar expressions. These forward-looking statements may address, among other things, the anticipated effects of the offering of the securities hereunder; our operating and growth strategy; projections of revenue, income or loss, capital expenditures and future operations; our anticipated improvement in operations and anticipated or expected cash flow; our expectations regarding trends in the senior living industry; our liquidity and financing needs; our expectations regarding future entry fee sales or increasing occupancy at our retirement centers or free-standing assisted living communities; our alternatives for raising additional capital and satisfying our periodic debt and lease obligations; and the availability of insurance. These forward-looking statements are subject to risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from the forward-looking statements we make or incorporate by reference in this prospectus are described under “Risk Factors” and in the documents incorporated or deemed to be incorporated by reference in this prospectus.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement filed by American Retirement Corporation (hereinafter “we,” “us,” “our,” “ARC” or “the company”) with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus from time to time in one or more offerings up to a total dollar amount of $250,000,000.

      This prospectus provides you only with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of that offering. The prospectus supplement may also add to, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the headings “Where You Can Find More Information” and “Incorporation by Reference.”

      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer of these securities in any jurisdiction where it is unlawful. You should assume that the information in this prospectus or any prospectus supplement, as well as the information we have previously filed with the Securities and Exchange Commission and incorporated by reference in this prospectus, is accurate only as of the date of the documents containing the information.

THE COMPANY

      Established in 1978, we are one of the ten largest operators of senior living communities in the United States. We are a senior living and health care services provider offering a broad range of care and services to seniors, including independent living, assisted living, skilled nursing and therapy services. The senior living industry is a growing and highly fragmented industry. We believe we are one of the few national operators providing a range of service offerings and price levels across multiple communities. As of the date of this prospectus, we currently operate 66 senior living communities in 14 states, with an aggregate unit capacity of approximately 13,000 units and resident capacity of approximately 14,700. As of the date of this prospectus, we own 19 communities, lease 41 communities, and manage six communities.

      We believe we are a leading operator of independent living communities, continuing care retirement communities and free-standing assisted living communities. We have also developed specialized care programs for residents with Alzheimer’s and other forms of dementia and provide therapy services to many of our residents. Our operating philosophy was inspired by the vision of our founders, Dr. Thomas F. Frist, Sr. and Jack C. Massey, to enhance the lives of seniors by striving to provide the highest quality of care and services in well-operated communities designed to improve and protect the quality of life, independence, personal freedom, privacy, spirit, and dignity of our residents.

Operating Segments

      We operate in three distinct business segments: retirement centers, free-standing assisted living communities and management services.

      Retirement Centers — We operate large continuing care retirement communities and independent living communities, which we refer to as retirement centers, that provide an array of services, including independent living, assisted living, Alzheimer’s and skilled nursing care. Retirement centers are large, often campus style or high-rise settings with an average unit capacity of approximately 300 units. These communities generally maintain high and consistent occupancy levels, many with waiting lists of prospective residents. Our retirement centers are the largest segment of our business and, as of March 31, 2004, comprised 28 of the 66 communities that we operated, with unit capacity of approximately 8,900, representing approximately 68% of the total unit capacity of our communities. At March 31, 2004 and December 31, 2003, our retirement centers had an occupancy rate of 94% and 95%, respectively.

      Free-standing Assisted Living Communities — Our free-standing assisted living communities provide specialized assisted living care to residents in a comfortable residential atmosphere. Most of our free-standing assisted living communities provide specialized care such as Alzheimer’s, memory enhancement and other dementia programs. These communities are designed to provide care in a home-like setting, which we believe residents prefer as opposed to the more clinical or institutional settings offered by other providers. Free-standing assisted living communities are much smaller than retirement centers and have an average unit capacity of 91 units. At each of our free-standing assisted living communities, we provide personalized care plans for each resident, extensive activity programs, and access to therapy or other services as needed. Most of our free-standing assisted living communities were developed and opened during 1999 and 2000, in response to the emergence of the assisted living segment of the senior living industry in the mid-1990s. While the assisted living segment of the industry has grown rapidly during the past decade, it has also suffered from adverse market conditions, including significant overdevelopment and overcapacity in most markets, resulting in longer than anticipated fill-up periods, price discounting and price pressures. The adverse overcapacity conditions and price pressures improved in many markets during 2003, and we expect these conditions to continue to improve in 2004 in many markets. As of March 31, 2004, we operated 33 free-standing assisted living communities, with unit capacity of approximately 3,000, representing approximately 23% of the total unit capacity of our communities. As of the date of this prospectus, 16 of these free-standing assisted living communities are still in the fill-up stage and have not yet reached stabilized occupancy levels (i.e., 90% or greater occupancy). Excluding two communities owned through non-consolidated joint ventures, the 31 free-standing assisted living communities included in this segment had occupancy rates of 84% and 83% at March 31, 2004 and December 31, 2003, respectively.

      Management Services — We also operate five large retirement centers owned by others under multi-year management agreements. Under our management agreements, we receive management fees as well as reimbursed expense revenues, which reimburse associated expenses we incur on behalf of the owners. Two of these communities are retirement center cooperatives that are owned by their residents, and two others are owned by not-for-profit sponsors. The remaining retirement center is owned by an unaffiliated third party. These five communities have approximately 1,200 units, representing approximately 9% of the total unit capacity of our communities as of March 31, 2004. The results of a sixth retirement center that we operate under a long term management agreement, Freedom Square, are included in the consolidated results of our retirement center segment.

Care and Services Programs

      We provide a wide array of senior living and health care services at our communities, including independent living, assisted living and memory enhanced services (with special programs and living units for residents with Alzheimer’s and other forms of dementia), skilled nursing services, and therapy services. By offering a variety of services and involving the active participation of the resident, resident’s family and medical consultants, we are able to customize our service plans to meet the specific needs and desires of each resident. As a result, we believe that we are able to maximize resident satisfaction and avoid the high cost of delivering all services to every resident without regard to need, preference, or choice.

Independent Living Services

      We provide independent living services to seniors who do not yet need assistance or support with the activities of daily life, or ADLs, but who prefer the physical and psychological comfort of a residential community for seniors that offers health care and other services. Independent living services provided by the company include daily meals and dining programs, transportation, social and recreational activities, laundry, housekeeping, security, and health care monitoring. We employ health care professionals to foster the wellness of our residents by offering health screenings, ongoing dietary, exercise and fitness classes, and chronic disease management (such as diabetes with blood glucose monitoring). Subject to applicable government regulation, personal care and medical services are available to our independent living residents. Our residency agreements with our independent living residents (other than entrance fee contracts) are generally for a term of one year (terminable by the resident upon 30 to 60 days written notice), although most residents remain for many years. The agreements generally provide for increases in billing rates each year (subject to specified ceilings at certain communities). Residents are also billed monthly for ancillary services utilized over and above those included in their recurring monthly service fees. These revenues are generally paid from private pay sources and are recognized monthly when the services are provided.

Assisted Living and Memory Enhanced Services

      Residents who receive our assisted living services generally need assistance with some or all ADLs, but do not require the more acute medical care provided in a typical nursing home environment. Upon admission, each assisted living resident is assessed, in consultation with the resident, the resident’s family and medical consultants, to determine his or her health status, including functional abilities and need for personal care services. Each resident also completes a lifestyles assessment to determine the resident’s preferences. From these assessments, a care plan is developed in an effort to ensure that the specific needs and preferences of each resident are satisfied to the extent possible. Each resident’s care plan is reviewed periodically to determine when a change in care is needed.

      We have adopted a philosophy of assisted living care with the goal of allowing a resident to maintain a dignified, independent lifestyle. Residents and their families are encouraged to be partners in their care and to take as much responsibility for the resident’s well being as possible. The basic types of assisted living services offered by the company include:

•	personal care services — which include assistance with ADLs such as ambulation, bathing, dressing, eating, grooming, personal hygiene, monitoring or assistance with medications, and confusion management;

•	support services — such as meals, assistance with social and recreational activities, laundry services, general housekeeping, maintenance services and transportation services; and

•	special care services — such as our “Arbors” memory enhancement programs and other specialized services to care for residents with Alzheimer’s and other forms of dementia in a comfortable, homelike setting.

      We maintain programs and special “Arbors” units at most of our assisted living communities for residents with Alzheimer’s and other forms of dementia. These programs provide the attention, care, and services to help those residents maintain a higher quality of life. Specialized services include assistance with activities of daily living, behavior management, and a lifeskills-based activity program, the goal being to provide a normalized environment that supports residents’ remaining functional abilities. These special units are located in a separate area of the communities and have their own dining and lounge facilities, and specially trained staff.

      Our agreements for assisted living services are month to month and provide for annual or other periodic increases to the monthly service fees. Monthly service fees are based on size of unit selected, additional services provided, and level of care required. Specialized units for those with Alzheimer’s or other forms of dementia have higher billing rates to cover the increased staffing and program costs associated with these services. These revenues, generally from private pay sources, are recognized as revenue on a monthly basis when the services are provided.

Skilled Nursing

      Within our retirement center campuses, we operate 17 skilled nursing centers providing traditional skilled nursing care by registered nurses, licensed practical nurses, and certified nursing aides. We also offer a range of therapy rehabilitation services in these communities. Therapy services are typically rendered immediately after, or in lieu of, acute hospitalization in order to treat specific medical conditions. Our skilled nursing services are primarily utilized by our independent and assisted living residents who occupy the skilled nursing centers at our retirement centers on a temporary or long-term basis. However, we also provide skilled nursing services to those admitted from outside the retirement center for temporary stays following hospitalization or other health issues, some of which also become long-term residents of the retirement center. These skilled nursing services are provided to the individuals on a daily fee basis, with additional charges for specialized equipment, therapy, medications or medical supplies in many cases. These services are paid for primarily by private pay sources, long-term care insurance, and under the Medicare, and in some cases Medicaid, programs. Daily rates are revised periodically in response to cost changes and market conditions. These daily revenues are recognized when the services are provided.

Therapy Services

      We historically contracted with independent third parties to provide therapy services to our residents. Beginning in 2000, we began administering therapy services on our own and greatly expanded our in-house therapy programs. We currently provide a range of therapy services to our independent living, assisted living, and skilled nursing residents. The therapy services provided by us include physical, occupational, and speech therapy services. We believe that by providing these in-house therapy services, we are able to maintain a consistent, high level of care to our residents, provide a closer relationship between the therapist and the resident, and provide many continuing education opportunities for residents and their families through health fairs, seminars, and other consultative interactions. In addition, programs focused on wellness and physical fitness allow residents to maintain maximum independence. These services may be reimbursed under Medicare or paid directly by residents from private pay sources and revenues are recognized as services are provided.

Managed Communities

      Our management agreements with third-parties have terms of three to 20 years and require us to provide a wide range of services. We may be responsible for providing all employees and all marketing and operations services at the community. In other agreements, we may provide management personnel only, and more limited services including assistance with marketing, finance and other operations. In each case, the costs of owning and operating the community are the responsibility of the owner. In most cases, we receive a monthly fee for our services based either on a contractually fixed amount or a percentage of revenues or income. Our existing management agreements expire at various times through June 2018, but certain agreements may be canceled by the owner of the community, without cause, on three to six months’ written notice.

Entrance Fee Agreements

      Six of our retirement centers (four owned, one leased and one managed community that we consolidate) are continuing care retirement communities that provide housing and health care services through entrance fee agreements with residents, which we refer to as the entrance fee communities. In addition, we manage two other retirement centers utilizing entrance fees, but do not receive the economics of the entrance fee sales for these communities. Under these agreements, residents pay an entrance fee, typically $100,000 to $400,000 or more, upon initial occupancy of a unit. The amount of the entrance fee varies depending upon the type and size of the dwelling unit selected, the resident’s lifecare benefit election and other variables.

      Under the entrance fee agreements, generally a portion of the entrance fee is refundable to the resident or the resident’s estate upon termination of the entrance fee contract. The entrance fee agreements typically contain contractual provisions reducing the percentage of the original entrance fee that is refundable to the resident over time. In a relatively short period of time (generally two to four years), the refundable portion of the entrance fee is reduced to a fixed minimum percentage. However, for accounting purposes, entrance fee revenues are recognized over a longer period based on actuarial projections. The non-refundable portion of the fee is recorded as deferred entrance fee income and is amortized into revenue using the straight-line method over the estimated remaining life expectancy of the resident, based upon actuarial projections. The refundable amount of the entrance fee is a long-term liability and is recorded by us as refundable portion of entrance fees, until termination of the agreement.

      These entrance fee agreements include limited lifecare benefits which are typically: (a) a certain number of free days in the community’s skilled nursing center during the resident’s lifetime; (b) a discounted rate for such services; or (c) a combination of the two. The limited lifecare benefit also varies based upon the extent to which the resident’s entrance fee is refundable.

      At certain of our entrance fee communities, we offer an entrance fee program that allows the resident to participate in the appreciation in the value of the resident’s unit, which we refer to as the Partner Plan. Under the Partner Plan, the entrance fee is refundable to the resident or the resident’s estate only upon the sale of the unit to a succeeding resident unless otherwise required by applicable state law. Typically, Partner Plan residents receive priority access to assisted living and skilled nursing services, but no discounted or other lifecare benefits. The resident shares in a specified percentage, typically 50%, of any appreciation in the entrance fee paid by the succeeding resident. The entrance fees payable under the Partner Plan are recorded by us as refundable entrance fees and are amortized into revenue using the straight-line method over the remaining life of the building.

      The residents under all of our entrance fee agreements also pay a monthly service fee, which entitles them to the use of certain amenities and certain services. As a result of paying an entrance fee upfront, the monthly fee will be less than fees at a comparable rental community. Residents may also elect to obtain additional services, which are billed on a monthly basis or as the services are provided. We recognize these additional fees as revenue on a monthly basis when these services are provided.

Business Operations

Management Structure

      Each of our retirement centers is managed by an executive director, with various department heads responsible for functional areas such as assisted living, activities, dining services, maintenance, human resources and finance. Within the retirement centers, healthcare professionals manage the assisted living and memory enhanced programs, as well as wellness and other programs. For those communities with health centers providing skilled nursing services, licensed professionals also manage those services and direct the nursing staff.

      Each of our free-standing assisted living communities is managed by a residence manager whose primary focus is resident care. These communities receive daily administrative central support for operations, care planning, clinical assessments, quality assurance, accounting and finance, human resources, dining and maintenance. By providing strong program management and administrative support from the home office and at the regional level, the staff at the free-standing assisted living communities can focus on the care of the residents and interaction with their families or other caregivers.

      Our retirement centers and free-standing assisted living communities report to regional operation vice presidents. These regional vice presidents and their staff regularly visit the communities, providing inspection of the communities, staff development and training, financial and program reviews, regulatory and compliance support, and quality assurance reviews.

      Our home office provides central support to the communities in various areas, including information technology, human resources, training, accounting, finance, internal audit, insurance and risk management, legal, development, sales and marketing, dining services, therapy services, operations and program support, and national purchasing programs. Home office staff also provide support for budgeting, financial analysis and strategic planning. In addition, quality assurance and risk management staff review and monitor key safety and quality measurements, train community staff, and visit communities regularly for regulatory and other compliance programs. Human resource programs are developed for staff training and retention in the communities, and are implemented by the home office and regional staff.

      We believe that, through our regional and home office staff, we are able to provide strong support in each functional area on a cost effective basis, which provides an advantage over many other smaller or local competitors. In addition, by providing daily administrative support to our free-standing assisted living communities, we believe that our community staff are able to stay focused on resident care and provide a higher level of service to the residents and their families.

Marketing

      Each community has an on-site marketing director and additional marketing staff based on its size. These community based marketing personnel are involved in daily activities with prospective residents and key referral sources including current residents and their families. Home office and regional marketing directors assist each community in developing, implementing and monitoring their detailed marketing plan. The marketing plans include goals for lead generation, wait lists, referrals, community outreach, awareness events, prospect follow-up, and monthly move-ins. Competitive analyses are also updated regularly. Home office marketing staff provide coordination and monitoring of these marketing plans, development of pricing strategies and overall marketing plans, assistance with creative media, collection and analysis of data measuring effectiveness of promotions, advertising, and lead sources, and selection and training of regional and community staff. We believe that this locally based marketing approach, coupled with strong regional and central monitoring and support, provides an advantage over many smaller or regional competitors.

Feedback and Quality Assurance

      We solicit regular feedback from our residents, their families, and our employees through various satisfaction surveys. We also regularly perform quality assurance reviews by community, regional and home office staff, in addition to being subject to surveys and reviews by various local, state and federal regulatory agencies. We believe that each of these activities provides important feedback, which can be used by management to maintain high levels of safety and quality, and to continue to look for opportunities to improve our procedures and programs.

Senior Living Industry

      The senior living industry is highly fragmented and characterized by numerous local and regional operators. We are one of a limited number of national competitors that provide a broad range of community locations and service level offerings at varying price levels. The industry has seen significant growth in recent years and has been marked by the emergence of the assisted living segment in the mid-1990s.

      We believe that a number of trends will contribute to the growth in the senior living industry. The primary market for senior living services is individuals age 75 and older. According to U.S. Census data, this group is one of the fastest growing segments of the United States population and is expected to more than double between the years 2000 and 2030. The population of seniors age 85 and over has also increased in recent years, and is expected to continue to grow. As a result of these expected demographic trends, we expect an increase in the demand for senior living services in future years.

      We believe the senior living industry has been and will continue to be impacted by several other trends. The use of long-term care insurance is increasing among current and future seniors as a means of planning for the costs of senior living services. In addition, as a result of increased mobility in society, reduction of average family size, and increased number of two-wage earner couples, more seniors are looking for alternatives outside the family for their care. Many seniors have shown an increasing preference for communities that allow them to “age in place” in a residential setting, which provides them maximum independence and quality of life in contrast to more institutional or clinical settings. The emergence of the assisted living segment of the industry in the mid-1990s is a prime example of this trend.

Competition

      The senior living and health care services industry is highly competitive and we expect that providers within the industry will continue to be competitive in the future. During the second half of the 1990s, a large number of assisted living units were developed across the country, including in many of our markets. This additional capacity increased the time required to fill assisted living units in most markets and resulted in significant pricing pressures in those markets. We believe that the primary competitive factors in the senior living and health care services industry are: (i) reputation for and commitment to a high quality of care; (ii) quality of support services offered; (iii) price of services; (iv) physical appearance and amenities associated with the communities; and (v) location. We compete with other companies providing independent living, assisted living, skilled nursing, and other similar service and care alternatives, many of whom may have greater financial resources than the company.

      The senior living industry is highly fragmented and characterized by many local or regional operators. We are one of a limited number of national competitors that operate a large number of communities in multiple locations, and that provide a broad range of senior living services at varying price levels. Our size allows us to centralize administrative functions that give the decentralized managerial operations cost-efficient support. We believe we have a reputation as a leader in the industry and as a provider of high quality services.

      We also compete with other health care businesses with respect to attracting and retaining nurses, technicians, aides, and other high quality professional and non-professional employees and managers. The market for these professionals has become very competitive, with resulting pressure on salaries and compensation levels. However, we believe that we are able to attract and retain quality managers through our reputation, culture, organizational stability, and competitive compensation.

Address and Telephone Number

      Our principal executive offices are located at 111 Westwood Place, Suite 200, Brentwood, Tennessee 37027 and our telephone number is (615) 221-2250. Our website address is http://www.arclp.com. Information on our website is not a part of this prospectus.

RATIOS OF EARNINGS TO FIXED CHARGES

      The following table sets forth the ratios of earnings to fixed charges of the company for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 and for the three months ended March 31, 2004. For the three months ended March 31, 2004 and for the years ended December 31, 2000, 2001, 2002 and 2003, earnings were insufficient to cover fixed charges. The amount of earnings needed to cover fixed charges were $3.5 million for the three months ended March 31, 2004 and $8.8 million, $48.2 million, $94.9 million and $12.1 million for the years ended December 31, 2000, 2001, 2002 and 2003, respectively.

	Fiscal Years										Three Months
											Ended March 31,
	1999		2000		2001		2002		2003		2004

Ratio of earnings to fixed charges(1)(2)	1.11	x	0.85	x	0.37	x	0.22	x	0.88	x	0.86x

(1)	The ratios of fixed earnings to combined fixed charges and preferred stock dividends is identical to the ratios of earnings to fixed charges for each period listed because we have not yet issued any shares of preferred stock.

(2)	For purposes of this computation, earnings are defined as income (loss) before income taxes and adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges, amortization of capitalized interest and distributed income of equity investees, less capitalized interest. Fixed charges are defined as the sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rent expense.

USE OF PROCEEDS

      Unless otherwise specified in a supplement to this prospectus, the net proceeds from the sale of the securities offered from time to time pursuant to this prospectus will be used to fund possible acquisitions of senior living communities and businesses engaged in activities similar or complementary to our business, for the development and construction of additional senior living communities and expansions of our existing communities, for the repayment of debt and for general corporate purposes, including working capital. Pending the application of the net proceeds, we expect to invest the proceeds in short-term, interest-bearing instruments or other investment-grade securities.

DESCRIPTION OF CAPITAL STOCK

      We are authorized to issue 200,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, no par value per share. As of June 7, 2004, 24,534,233 shares of common stock are issued and outstanding, no shares of preferred stock are outstanding, 2,668,541 shares of common stock are reserved for issuance pursuant to outstanding stock options under our 1997 Stock Incentive Plan, as amended, and 2,000,000 shares of Series A junior preferred stock are reserved for issuance upon exercises of rights under our shareholder rights plan.

      The summaries of selected provisions of our common stock, preferred stock and shareholder rights plan appearing in this prospectus are not complete. Those summaries are subject to, and are qualified entirely by, the provisions of our charter, bylaws and rights agreement, all of which are included or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. You should read our charter, bylaws and rights agreement. The applicable prospectus supplement may also contain a summary of selected provisions of our preferred stock, common stock and rights agreement. To the extent that any particular provision described in a prospectus supplement differs from any of the provisions described in this prospectus, then the provisions described in this prospectus will be deemed to have been superseded by that prospectus supplement.

Common Stock

      Holders of common stock are entitled to one vote per share on all matters to be voted on by shareholders and are not entitled to cumulative voting in the election of directors, which means that the holders of a majority of the shares voting for the election of directors can elect all of the directors then standing for election. Holders of common stock are entitled to share ratably in such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. Holders of common stock are entitled to share ratably in any assets remaining after satisfaction of all prior claims upon our liquidation. Our charter gives holders of our common stock no preemptive or other subscription or conversion rights, and there are no redemption provisions with respect to such shares. All outstanding shares of our common stock are, and the shares offered hereby will be, when issued and paid for, fully paid and nonassessable. The rights, preferences, and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of our preferred stock that we may designate and issue in the future.

      On November 19, 1998, our board of directors adopted a shareholders’ rights plan to protect the interests of our shareholders if we are confronted with coercive or unfair takeover tactics by third parties. A dividend of one stock purchase right for each outstanding share of the common stock was issued to shareholders of record on December 7, 1998. Shares of common stock issued after the adoption of the rights plan automatically have rights attached to them. Under certain conditions, each right may be exercised to purchase one-hundredth of a share of Series A Junior Preferred Stock at an exercise price of $86.25 per right. The rights may be redeemed prior to becoming exercisable, subject to approval by our board of directors, for $0.001 per right. The rights expire on November 18, 2008, unless we redeem them earlier.

      The terms of our shareholder rights plan, the ability of our board of directors to issue preferred stock with provisions determined by the board of directors, and some of the provisions in our charter and bylaws may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of us. These provisions could limit the price investors may be willing to pay for our common stock, and may deprive our common shareholders of any premium that they might otherwise realize from a takeover.

      Our common stock is listed on the New York Stock Exchange. The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, New York, New York.

Preferred Stock

General

      The following description of our preferred stock sets forth certain anticipated general terms and provisions of our preferred stock to which any prospectus supplement may relate. Certain other terms of any series of our preferred stock offered by any prospectus supplement (which terms may be different than those stated below) will be described in such prospectus supplement. The description of certain provisions of the preferred stock set forth below and in any prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and the board of directors’ resolution relating to each series of preferred stock that will be filed with the Securities and Exchange Commission and incorporated by reference to the registration statement of which this prospectus is a part at or prior to the time of the issuance of such series of preferred stock.

      Under our charter, our board of directors is authorized to establish and issue, from time to time, up to 5,000,000 shares of preferred stock, in one or more series, with such dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences as shall be stated in the resolution providing for the issue of a series of such stock, adopted, at any time or from time to time, by our board of directors.

      The preferred stock shall have the dividend, liquidation, redemption, and voting rights set forth below unless otherwise provided in a prospectus supplement relating to a particular series of preferred stock. Reference is made to the prospectus supplement relating to the particular series of preferred stock offered thereby for specific terms, including: (i) the designation and stated value per share of such preferred stock and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the initial public offering price at which such preferred stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable, and the dates from which dividends shall commence to cumulate, if any; (v) any redemption or sinking fund provisions; (vi) any conversion rights; and (vii) any additional voting, dividend, liquidation, redemption, sinking fund, and other rights, preferences, privileges, limitations, and restrictions.

      The preferred stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. Unless otherwise stated in a prospectus supplement relating to a particular series of preferred stock, each series of preferred stock will rank on a parity as to dividends and distributions of assets with each other series of preferred stock. The rights of the holders of each series of preferred stock will be subordinate to those of our general creditors.

      Our common stock is listed on the New York Stock Exchange. The current rules of the New York Stock Exchange effectively preclude the listing on the New York Stock Exchange of any securities of an issuer that has issued securities or taken other corporate action that would have the effect of nullifying, restricting, or disparately reducing the per share voting rights of holders of an outstanding class or classes of securities registered under Section 12 of the Exchange Act. We do not intend to issue any additional shares of stock that would make the common stock ineligible for continued listing or cause the common stock to be delisted from the New York Stock Exchange.

Dividend Rights

      Unless otherwise stated in a prospectus supplement relating to a particular series of the preferred stock, holders of shares of our preferred stock of each series will be entitled to receive, when, as, and if declared by our board of directors, out of funds legally available therefor, cash dividends on such dates and at such rates as will be set forth in, or as are determined by the method described in, the prospectus supplement relating to such series of preferred stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on our stock books on such record dates as may be fixed by our board of directors and specified in the prospectus supplement relating to such series of preferred stock.

      Such dividends may be cumulative or noncumulative, as provided in the prospectus supplement relating to such series of preferred stock. If our board of directors fails to declare a dividend payable on a dividend payment date on any series of preferred stock for which dividends are noncumulative, then the holders of such series of preferred stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and we shall have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment dates. Dividends on the shares of each series of preferred stock for which dividends are cumulative will accrue from the date on which we initially issue shares of such series.

      Unless otherwise stated in a prospectus supplement relating to a particular series of preferred stock, so long as the shares of any series of preferred stock shall be outstanding, unless (i) full dividends (including if such preferred stock is cumulative, dividends for prior dividend periods) shall have been paid or declared and set apart for payment on all outstanding shares of preferred stock of such series and all other classes and series of preferred stock (other than junior stock, as described below) and (ii) we are not in default or in arrears with respect to the mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous fund for, any shares of preferred stock of such series or any shares of any other preferred stock of any class or series (other than junior stock), we may not declare any dividends on any shares of common stock or any other stock ranking as to dividends or distributions of assets junior to such series of preferred stock (the common stock and any such other stock being herein referred to as “junior stock”), or make any payment on account of, or set apart money for, the purchase, redemption, or other retirement of, or for a sinking or other analogous fund for, any shares of junior stock or make any distribution in respect thereof, whether in cash or property or in our obligations or stock, other than junior stock that is neither convertible into, nor exchangeable or exercisable for, any of our securities other than junior stock.

Liquidation Preference

      In the event of any liquidation, dissolution, or winding up of the company, voluntary or involuntary, the holders of each series of our preferred stock will be entitled to receive out of our assets available for distribution to shareholders, before any distribution of assets or payment is made to holders of our common stock or any other shares of our stock ranking junior as to such distribution or payment to such series of preferred stock, the amount set forth in the prospectus supplement relating to such series of our preferred stock. Upon any voluntary or involuntary liquidation, dissolution, or winding up of the company, shares of any series of our preferred stock will share ratably in any such distribution of our assets in proportion to the full respective preferential amounts to which they are entitled. After payment to holders of our preferred stock of the full preferential amounts of the liquidating distribution to which they are entitled, the holders of each such series of preferred stock will be entitled to no further participation in any distribution of our assets.

      If such payment shall have been made in full to all holders of shares of preferred stock, the remaining assets shall be distributed among the holders of any other classes of stock ranking junior to the preferred stock upon liquidation, dissolution, or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the company with or into any other corporation, or the sale, lease, or conveyance of all or substantially all of our property or business, shall not be deemed to constitute a liquidation, dissolution, or winding up of the company.

Redemption

      A series of preferred stock may be redeemable, in whole or from time to time in part, at our option, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the prospectus supplement relating to such series. Shares of our preferred stock redeemed by us will be restored to the status of authorized but unissued shares of preferred stock.

      In the event that fewer than all of the outstanding shares of a series of our preferred stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by us or by any other method as we, in our sole discretion, may determine to be equitable. From and after the redemption date (unless we default in the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends shall cease to accumulate on the shares of our preferred stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) shall cease.

      So long as any dividends on shares of any series of our preferred stock or any other series of our preferred stock ranking on a parity as to dividends and distributions of assets with such series of our preferred stock are in arrears, no shares of any such series of preferred stock or such other series of preferred stock will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and we will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares of preferred stock of such series or of shares of such other series of preferred stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of preferred stock of such series and, unless the full cumulative dividends on all outstanding shares of any cumulative preferred stock of such series and any other stock ranking on a parity with such series as to dividends and upon liquidation shall have been paid or contemporaneously are declared and paid for all past dividend periods, we shall not purchase or otherwise acquire directly or indirectly any shares of preferred stock of such series (except by conversion into or exchange for our stock ranking junior to the preferred stock of such series as to dividends and upon liquidation).

      Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of shares of preferred stock to be redeemed at the address shown on our stock transfer books.

Conversion Rights

      The terms, if any, on which shares of preferred stock of any series may be exchanged for or converted (mandatorily or otherwise) into shares of our common stock or another series of our preferred stock will be set forth in the prospectus supplement relating thereto.

Voting Rights

      Except as indicated below or in a prospectus supplement relating to a particular series of our preferred stock, or except as required by applicable law, holders of our preferred stock will not be entitled to vote for any purpose.

      Unless otherwise stated in a prospectus supplement relating to a particular series of our preferred stock, so long as any shares of preferred stock remain outstanding, we shall not, without the consent or the affirmative vote of the holders of a majority of the shares of each series of preferred stock outstanding at the time given in person or by proxy, either in writing or at a meeting (such series voting separately as a class) (i) authorize, create, or issue, or increase the authorized or issued amount of, any class or series of stock ranking prior to such series of preferred stock with respect to payment of dividends, or the distribution of assets on liquidation, dissolution, or winding up or reclassifying any authorized stock of the company into any such shares, or create, authorize, or issue any obligation or security convertible into or evidencing the right to purchase any such shares and (ii) to repeal, amend, or otherwise change any of the provisions applicable to the preferred stock of such series in any manner that materially and adversely affects the powers, preferences, voting power, or other rights or privileges of such series of the preferred stock or the holders thereof; provided, however, that any increase in the amount of our authorized preferred stock or the creation or issuance of other series of preferred stock, or any increase in the amount of authorized shares of such series or of any other series of preferred stock, in each case ranking on a parity with or junior to our preferred stock of such series, shall not be deemed to materially and adversely affect such rights, preferences, privileges, or voting powers.

      The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of our preferred stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

Transfer Agent and Registrar

      The transfer agent, dividend and redemption price disbursement agent, and registrar for shares of each series of our preferred stock will be set forth in the prospectus supplement relating thereto.

Certain Provisions of the Charter, Bylaws, and Tennessee Law

General

      The provisions of our charter and bylaws and Tennessee statutory law described in this section may delay or make more difficult acquisitions or changes of control of the company that are not approved by our board of directors. Such provisions have been implemented to enable us to develop our business in a manner that will foster our long-term growth without the disruption of the threat of a takeover not deemed by our board of directors to be in the best interests of the company and our shareholders.

Directors

      Our bylaws provide that the number of directors shall be no fewer than three nor more than fifteen, with the exact number to be established by our board of directors and subject to change from time to time as determined by the board of directors. Vacancies on the board of directors (including vacancies created by an increase in the number of directors) may be filled by our board of directors, acting by a majority of the remaining directors then in office, or by a plurality of the votes cast by the shareholders at a meeting at which a quorum is present. Officers are elected annually by and serve at the pleasure of the board of directors.

      Our charter and bylaws provide that our board of directors is divided into three classes of as nearly equal size as possible, and the term of office of each class expires in consecutive years so that each year only one class is elected. Our charter also provides that directors may be removed only for cause and only by (i) the affirmative vote of the holders of a majority of the voting power of all the shares of our capital stock then entitled to vote in the election of directors, voting together as a single class, unless the vote of a special voting group is otherwise required by law; or (ii) the affirmative vote of a majority of our entire board of directors then in office. The overall effect of these provisions in our charter and bylaws may be to render more difficult a change in control of the company or the removal of incumbent management.

Advance Notice for Shareholder Proposals or Making Nominations at Meetings

      Our bylaws establish an advance notice procedure for shareholder proposals to be brought before a meeting of our shareholders and for nominations by shareholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, only such business may be conducted at a meeting of shareholders as has been brought before the meeting by, or at the direction of, our board of directors, or by a shareholder who has given to our Secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. The presiding officer at such meeting has the authority to make such determinations. Only persons who are selected and recommended by our board of directors, or any committee of our board of directors designated to make nominations, or who are nominated by a shareholder who has given timely written notice, in proper form, to the Secretary prior to a meeting at which directors are to be elected, will be eligible for election as directors of the company.

      To be timely, notice of nominations or other business to be brought before any meeting must be received by our Secretary not later than 120 days in advance of the anniversary date of our proxy statement for the previous year’s annual meeting or, in the case of special meetings, at the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders.

      The notice of any shareholder proposal or nomination for election as director must set forth various information required under our bylaws. The person submitting the notice of nomination and any person acting in concert with such person must provide, among other things, the name and address under which they appear on our books (if they so appear) and the class and number of shares of our capital stock that are beneficially owned by them.

Amendment of the Bylaws and Charter

      Our bylaws provide that a majority of the members of our board of directors who are present at any regular or special meeting or, subject to greater voting requirements imposed by our charter, the holders of a majority of the voting power of all shares our capital stock represented at a regular or special meeting have the power to amend, alter, change, or repeal the bylaws.

      Any proposal to amend, alter, change, or repeal provisions of our charter relating to staggered terms for directors, and limitations on the ability of shareholders to call a shareholders’ meeting or to remove directors require approval by the affirmative vote of both a majority of the members of our board of directors then in office and the holders of three-fourths of the voting power of all of the shares of our capital stock entitled to vote on the amendments. Other amendments to our charter require the affirmative vote of both a majority of the members of our board of directors then in office and the holders of a majority of the voting power of all of the shares of our capital stock entitled to vote on the amendments, with shareholders entitled to dissenters’ rights as a result of the charter amendment, voting together as a single class. Shareholders entitled to dissenters’ rights as a result of a charter amendment are those whose rights would be materially and adversely affected because the amendment (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption; (iii) alters or abolishes a preemptive right; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or (v) reduces the number of shares held by such holder to a fraction if the fractional share is to be acquired for cash. In general, however, under the Tennessee Business Corporation Act no shareholder is entitled to dissenters’ rights if the security he or she holds is listed on a national securities exchange, such as the New York Stock Exchange.

Anti-Takeover Legislation

      The Tennessee Business Combination Act provides, among other things, that any corporation to which the Combination Act applies, including the company, shall not engage in any “business combination” with an “interested shareholder” for a period of five years following the date that such shareholder became an interested shareholder unless prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder. The Combination Act defines “business combination,” generally, to mean any: (i) merger or consolidation; (ii) share exchange; (iii) sale, lease, exchange, mortgage, pledge, or other transfer (in one transaction or a series of transactions) of assets representing 10% or more of (A) the market value of consolidated assets, (B) the market value of the corporation’s outstanding shares or (C) the corporation’s consolidated net income; (iv) issuance or transfer of shares from the corporation to the interested shareholder; (v) plan of liquidation; (vi) transaction in which the interested shareholder’s proportionate share of the outstanding shares of any class of securities is increased; or (vii) financing arrangements pursuant to which the interested shareholder, directly or indirectly, receives a benefit except proportionately as a shareholder. The Combination Act defines “interested shareholder,” generally, to mean any person who is the beneficial owner, either directly or indirectly, of 10% or more of any class or series of the outstanding voting stock, or any affiliate or associate of the corporation who has been the beneficial owner, either directly or indirectly, of 10% or more of the voting power of any class or series of the corporation’s stock at any time within the five-year period preceding the date in question. Consummation of a business combination that is subject to the five-year moratorium is permitted after such period if the transaction (i) complies with all applicable charter and bylaw requirements and applicable Tennessee law and (ii) is approved by at least two-thirds of the outstanding voting stock not beneficially owned by the interested shareholder, or when the transaction meets certain fair price criteria. The fair price criteria include, among others, the requirement that the per share consideration received in any such business combination by each of the shareholders is equal to the highest of (i) the highest per share price paid by the interested shareholder during the preceding five-year period for shares of the same class or series plus interest thereon from such date at a treasury bill rate less the aggregate amount of any cash dividends paid and the market value of any dividends paid other than in cash since such earliest date, up to the amount of such interest; (ii) the highest preferential amount, if any, such class or series is entitled to receive on liquidation; or (iii) the market value of the shares on either the date the business combination is announced or the date when the interested shareholder reaches the 10% threshold, whichever is higher, plus interest thereon less dividends as noted above.

      The Tennessee Control Share Acquisition Act prohibits certain shareholders from exercising in excess of 20% of the voting power in a corporation acquired in a “control share acquisition,” as defined in the Acquisition Act, unless such voting rights have been previously approved by the disinterested shareholders of the corporation. We elected not to make the Acquisition Act applicable to us. No assurance can be given that such election, which must be expressed in a charter or bylaw amendment, will not be made in the future.

      The Tennessee Greenmail Act (the “Greenmail Act”) prohibits us from purchasing or agreeing to purchase any of our securities, at a price in excess of fair market value, from a holder of 3% or more of any class of such securities who has beneficially owned such securities for less than two years, unless such purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by us or we make an offer of at least equal value per share to all holders of shares of such class.

      The effect of the Combination Act, the Acquisition Act, and the Greenmail Act may be to render more difficult a change of control of the company.

DESCRIPTION OF DEBT SECURITIES

      The debt securities issued pursuant to this prospectus or any prospectus supplement will be issued under an indenture to be executed by the company and a specified trustee, a form of which has been filed as an exhibit to the registration statement of which this prospectus is a part. The following summaries of certain anticipated provisions of the indenture and the debt securities do not purport to be complete. The particular terms of the debt securities offered by any prospectus supplement (which terms may be different than those stated below) and the extent, if any, to which such general provisions may apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the prospectus supplement relating thereto and the following description. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the indenture. Whenever particular sections or defined terms of the indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference.

General

      The indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder and provides that debt securities may be issued from time to time in one or more series. The prospectus supplement will describe certain terms of any debt securities offered thereby, including (i) the title of such debt securities; (ii) any limit on the aggregate principal amount of such debt securities and their purchase price; (iii) the date or dates on which such debt securities will mature; (iv) the rate or rates per annum (or manner in which interest is to be determined) at which such debt securities will bear interest, if any, and the date from which such interest, if any, will accrue; (v) the dates on which such interest, if any, on such debt securities will be payable and the regular record dates for such interest payment dates; (vi) any mandatory or optional sinking fund or analogous provisions; (vii) additional provisions, if any, for the defeasance of such debt securities; (viii) the date, if any, after which and the price or prices at which such debt securities may, pursuant to any optional or mandatory redemption or repayment provisions, be redeemed and the other detailed terms and provisions of any such optional or mandatory redemption or repayment provisions; (ix) whether such debt securities are to be issued in whole or in part in registered form represented by one or more registered global securities and, if so, the identity of the depository for such registered global security or debt securities; (x) certain applicable United States federal income tax consequences; (xi) any provisions relating to security for payments due under such debt securities; (xii) any provisions relating to the conversion or exchange of such debt securities into or for shares of common stock or debt securities of another series; (xiii) any provisions relating to the ranking of such debt securities in right of payment as compared to our other obligations; (xiv) the denominations in which such debt securities are authorized to be issued; (xv) the place or places where principal of, premium, if any, and interest, if any, on such debt securities will be payable; and (xvi) any other specific term of such debt securities, including any additional events of default or covenants provided for with respect to such debt securities, and any terms that may be required by or advisable under applicable laws or regulations.

      The indenture does not contain any provision requiring us to repurchase our debt securities of any series at the option of the holders thereof in the event of a leveraged buyout, recapitalization or similar restructuring of the company, even though our creditworthiness and the market value of our debt securities may decline significantly as a result of such transaction. The indenture does not protect holders of our debt securities of any series against any decline in credit quality, whether resulting from any such transaction or from any other cause. We may at any time buy debt securities of any series on the open market.

Conversion Rights

      The terms, if any, on which our debt securities of any series may be exchanged for or converted into shares of our common stock or debt securities of another series will be set forth in the prospectus supplement relating thereto.

      The conversion price will be subject to adjustment under certain conditions, including (i) the payment of dividends (and other distributions) in shares of common stock on any class of our capital stock; (ii) subdivisions, combinations, and reclassifications of our common stock; (iii) the issuance to all or substantially all holders of our common stock of rights or warrants entitling them to subscribe for or purchase shares of common stock at a price per share (or having a conversion price per share) less than the then current market price; and (iv) distributions to all or substantially all holders of shares of our common stock of evidences of indebtedness or assets (including securities, but excluding those rights, warrants, dividends, and distributions referred to above and dividends and distributions not prohibited under the terms of the indenture), subject to the limitation that all adjustments by reason of any of the foregoing would not be made until they result in a cumulative change in the conversion price of at least 1.0%. No adjustments in the conversion price of our debt securities will be made for regular quarterly or other periodic or recurring cash dividends or distributions. In the event that we effect any capital reorganization or reclassification of our shares of common stock or consolidate or merge with or into any trust or corporation (other than a consolidation or merger in which we are the surviving entity) or shall sell or transfer substantially all our assets to any other trust or corporation, the holders of our debt securities of any series shall, if entitled to convert such debt securities at any time after such transaction, receive upon conversion thereof, in lieu of each share of common stock into which the debt securities of such series would have been convertible prior to such transaction, the same kind and amount of stock and other securities, cash, or property as shall have been issuable or distributable in connection with such transaction with respect to each share of our common stock.

      A conversion price adjustment made according to the provisions of our debt securities of any series (or the absence of provisions for such an adjustment) might result in a constructive distribution to the holders of debt securities of such series or holders of shares of our common stock that would be subject to taxation as a dividend. We may, at our option, make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of shares of common stock resulting from any dividend or distribution of shares of our common stock (or rights to acquire shares of our common stock) or from any event treated as such for income tax purposes or for any other reason. Our board of directors will also have the power to resolve any ambiguity or correct any error in the adjustments made pursuant to these provisions and its actions in so doing shall be final and conclusive.

      Fractional shares of our common stock will not be issued upon conversion but, in lieu thereof, we will pay a cash adjustment based upon market price.

      The holders of our debt securities of any series at the close of business on an interest payment record date shall be entitled to receive the interest payable on such debt securities on the corresponding interest payment date notwithstanding the conversion thereof. Debt securities surrendered for conversion during the period from the close of business on any record date for the payment of interest to the opening of business on the corresponding interest payment date, however, must be accompanied by payment of an amount equal to the interest payable on such interest payment date. Holders of our debt securities of any series who convert debt securities of such series on an interest payment date will receive the interest payable by us on such date and need not include payment in the amount of such interest upon surrender of such debt securities for conversion. Except as set forth above, no payment or adjustment is to be made on conversion for interest accrued on the debt securities of any series or for dividends on shares of our common stock.

Optional Redemption

      Our debt securities of any series may be subject to redemption as permitted or required by the terms of such debt securities on at least 30 days’ prior notice by mail.

Subordination

      The indebtedness evidenced by our debt securities of any series may be subordinated and junior in right of payment to the extent set forth in the indenture to the prior payment in full of amounts then due or thereafter created on all Senior Indebtedness (as defined below). The terms, if any, on which our debt securities of any series may be subordinated and junior in right of payment to the prior payment in full of amounts then due or thereafter created on all Senior Indebtedness will be set forth in the prospectus supplement relating thereto. We shall not make any payment on account of principal of (or premium, if any) or interest on the debt securities of any series or on account of the purchase or other acquisition of debt securities of any series, if there shall have occurred and be continuing a default with respect to any Senior Indebtedness permitting the holders to accelerate the maturity thereof or with respect to the payment of any Senior Indebtedness, and such default shall be the subject of a judicial proceeding or we shall have received notice of such default from any holder of Senior Indebtedness, unless and until such default or event of default shall have been cured or waived or shall have ceased to exist. By reason of these provisions, in the event of default on any Senior Indebtedness, whether now outstanding or hereafter issued, payment of principal of (and premium, if any) and interest on our debt securities of any series may not be permitted to be made until such Senior Indebtedness is paid in full, or the event of default on such Senior Indebtedness is cured or waived.

      Upon any acceleration of the principal of our debt securities or any distribution of our assets upon any receivership, dissolution, winding-up, liquidation, reorganization, or similar proceedings, whether voluntary or involuntary, or in bankruptcy or insolvency, all amounts due or to become due upon all Senior Indebtedness must be paid in full before the holders of our debt securities of any series or the trustee are entitled to receive or retain any assets so distributed in respect of our debt securities.

      By reason of this provision, in the event of insolvency, holders of our debt securities of any series may recover less, ratably, than holders of Senior Indebtedness.

      “Senior Indebtedness” is defined to mean the principal, premium, if any, and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the company whether or not a claim for post-filing interest is allowed in such proceeding), fees, charges, expenses, reimbursement and indemnification obligations, and all other amounts payable under or in respect of Indebtedness of the company for money borrowed, whether any such Indebtedness exists as of the date of the indenture or is thereafter created, incurred, assumed or guaranteed (other than Indebtedness owed to a subsidiary of the company, Indebtedness of the company that is expressly pari passu with our debt securities, or Indebtedness that is expressly subordinated to our debt securities). There is no limit on the amount of Senior Indebtedness that we may incur.

      “Indebtedness” with respect to any Person (as defined in the indenture) is defined to mean:

(i) all indebtedness for borrowed money whether or not evidenced by a promissory note, draft, or similar instrument;

(ii) that portion of obligations with respect to any lease that is properly classified as a liability on a balance sheet in accordance with generally accepted accounting principles;

(iii) notes payable and drafts accepted representing extensions of credit;

(iv) any balance owed for all or any part of the deferred purchase price of property or services, which purchase price is due more than six months from the date of incurrence of the obligation in respect thereof (except any such balance that constitutes (a) a trade payable or an accrued liability arising in the ordinary course of business or (b) a trade draft or note payable issued in the ordinary course of business in connection with the purchase of goods or services), if and to the extent such debt would appear as a liability upon a balance sheet of such person prepared in accordance with generally accepted accounting principles; and

(v) any deferral, amendment, renewal, extension, supplement, or refunding of the indebtedness described in any of the preceding clauses (i) through (iv); provided, however, that, in computing the “Indebtedness” of any Person, there shall be excluded any particular indebtedness if, upon or prior to the maturity thereof and at the time of determination of such indebtedness, there shall have been deposited with a depositary in trust money (or evidences of indebtedness if permitted by the instrument creating such indebtedness) in the necessary amount to pay, redeem, or satisfy such indebtedness as it becomes due, and the amount so deposited shall not be included in any computation of the assets of such Person.

Dividends, Distributions, and Acquisitions of Common Stock

      We will not (i) declare or pay any dividend, or make any distribution on our common stock to our shareholders (other than dividends or distributions payable in common stock), (ii) purchase, redeem, or otherwise acquire or retire for value any of our common stock or (iii) permit any of our subsidiaries to purchase, redeem or otherwise acquire or retire for value any of our common stock, if at the time of such action an Event of Default has occurred and is continuing or would exist immediately after such action. The foregoing, however, will not prevent (i) the payment of any dividend within 60 days after the date of declaration when the payment would have complied with the foregoing provision on the date of declaration; or (ii) our retirement of any of our common stock by exchange for, or out of the proceeds of the substantially concurrent sale of, other common stock.

Additional Covenants

      Any additional covenants of the company with respect to a series of our debt securities will be set forth in the prospectus supplement relating thereto.

Modification of the Indenture

      Under the indenture, with certain exceptions, our rights and obligations with respect to any series of debt securities and the rights of Holders (as defined in the indenture) of such series may only be modified by us and the trustee with the consent of the Holders of at least a majority in principal amount of the outstanding debt securities of such series. Without the consent of each Holder of any debt securities affected, however, an amendment, waiver, or supplement may not (i) reduce the principal of, or rate of interest on, any debt securities; (ii) change the stated maturity date of the principal of, or any installment of interest on, any debt securities; (iii) waive a default in the payment of the principal amount of, or the interest on, or any premium payable on redemption of, any debt securities; (iv) change the currency for payment of the principal of, or premium or interest on, any debt securities; (v) impair the right to institute suit for the enforcement of any such payment when due; (vi) adversely affect any right to convert any debt securities; (vii) reduce the amount of outstanding debt securities necessary to consent to an amendment, supplement, or waiver provided for in the indenture; or (viii) modify any provisions of the indenture relating to the modification and amendment of the indenture or waivers of past defaults, except as otherwise specified.

Events of Default, Notice, and Waiver

      Except as otherwise set forth in the accompanying prospectus supplement, the following is a summary of certain provisions of the indenture relating to Events of Default (as defined in the indenture), notice, and waiver.

      The following are Events of Default under the indenture with respect to any series of debt securities: (i) default in the payment of interest on the debt securities of such series when due and payable, which continues for 30 days; (ii) default in the payment of principal of (and premium, if any) on the debt securities when due and payable, at maturity, upon redemption, or otherwise, which continues for five Business Days (as defined in the indenture); (iii) failure to perform any other covenant of the company contained in the indenture or the debt securities of such series that continues for 60 days after written notice as provided in the indenture; (iv) default under any bond, debenture or other Indebtedness of the company or any subsidiary if (a) either (x) such Event of Default results from the failure to pay any such Indebtedness at maturity or (y) as a result of such Event of Default, the maturity of such Indebtedness has been accelerated prior to its expressed maturity and such acceleration shall not be rescinded or annulled or the accelerated amount paid within ten days after notice to us of such acceleration, or such Indebtedness having been discharged, and (b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal or interest thereon, or the maturity of which has been so accelerated, aggregates $10.0 million or more; and (v) certain events of bankruptcy, insolvency, or reorganization relating to the company.

      If an Event of Default occurs and is continuing with respect to the debt securities of any series, either the trustee or the Holders of a majority in aggregate principal amount of the outstanding debt securities of such series may declare the debt securities due and payable immediately.

      The indenture provides that the trustee will, within 90 days after the occurrence of any Default (as defined in the indenture) or Event of Default with respect to the debt securities of any series, give to the Holders of debt securities notice of all uncured Defaults and Events of Default known to it, but the trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of such Holders, except in the case of a default in the payment of the principal of (or premium, if any) or interest on any of the debt securities of such series.

      The indenture provides that the Holders of a majority in aggregate principal amount of the debt securities of any series then outstanding may direct the time, method, and place of conducting any proceedings for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of such series. The right of a Holder to institute a proceeding with respect to the indenture is subject to certain conditions precedent including notice and indemnity to the trustee, but the Holder has an absolute right to receipt of principal of (and premium, if any) and interest on such Holder’s debt securities on or after the respective due dates expressed in the debt securities, and to institute suit for the enforcement of any such payments.

      The Holders of a majority in principal amount of the outstanding debt securities of any series then outstanding may on behalf of the Holders of all debt securities of such series waive certain past defaults, except a default in payment of the principal of (or premium, if any) or interest on any debt securities of such series or in respect of certain provisions of the indenture that cannot be modified or amended without the consent of the Holder of each outstanding debt security of such series affected thereby.

      We will be required to furnish to the trustee annually a statement by certain of our officers stating whether or not they know of any Default or Events of Default and, if they have knowledge of a Default or Event of Default, a description of the efforts to remedy the same.

Consolidation, Merger, Sale, or Conveyance

      The indenture provides that we may merge or consolidate with, or sell or convey all, or substantially all, of our assets to any other trust or corporation, provided that (i) either the company shall be the continuing entity, or the successor entity (if other than the company) shall be any entity organized and existing under the laws of the United States or a state thereof or the District of Columbia (although it may, in truth, be owned by a foreign entity) and such entity shall expressly assume by supplemental indenture all of our obligations under the debt securities of any series and the indenture; (ii) immediately after giving effect to such transactions, no Default or Event of Default shall have occurred and be continuing; and (iii) we shall have delivered to the trustee an officers’ certificate and opinion of counsel, stating that the transaction and supplemental indenture comply with the indenture.

Global Securities

      The debt securities may be issued in whole or in part in global form. Any such global securities will be deposited with a depository, or with a nominee for a depository, identified in the prospectus supplement relating to such global securities. In such case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities to be represented by such global securities. Unless and until it is exchanged in whole or in part for debt securities in definitive form, a global security may not be transferred except as a whole by the depository for such global security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by such depository or any such nominee to a successor for such depository or a nominee of such successor.

      The specific material terms of the depository arrangement with respect to any portion of a series of debt securities to be represented by a global security will be described in the prospectus supplement related thereto. We anticipate that the following provisions will apply to all depository arrangements.

      So long as the depository for a global security, or its nominee, is the registered owner of such global security, such depository or such nominee as the case may be, will be considered the sole owner or Holder of the debt securities represented by such global security for all purposes under the indenture; provided, however, that for purposes of obtaining any consents or directions required to be given by the Holders of the debt securities, the company, the trustee, and its agents will treat a person as the holder of such principal amount of debt securities as specified in a written statement of the depository.

      Principal, premium, if any, and interest payments, if any, on debt securities represented by a global security registered in the name of a depository or its nominee will be made directly to the owners of beneficial interests of such global security, except as may be limited by the terms of the resolution of our board of directors that authorizes such series of debt securities.

      We expect that the depository for any debt securities represented by a global security, upon receipt of any payment of principal, premium, if any, or interest will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security as shown on the records of such depository. We also expect that payments by participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in street names, and will be the responsibility of such participants.

      If the depository for any debt securities represented by a global security is at any time unwilling or unable to continue as depository and a successor depository is not appointed by the company within 90 days, we will issue each debt security in definitive form to the beneficial owners thereof in exchange for such global security. In addition, we may at any time and in our sole discretion determine not to have any of the debt securities of a series represented by one or more global securities and, in such event, will issue debt securities of such series in definitive form in exchange for all of the global security or securities representing such debt securities.

Governing Law

      The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF WARRANTS

      We summarize below some of the provisions that will apply to the warrants unless the applicable prospectus supplement provides otherwise. The summary may not contain all information that is important to you. The complete terms of the warrants will be contained in the applicable warrant certificate and warrant agreement. These documents have been or will be included or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. You should read the warrant certificate and the warrant agreement. You should also read the prospectus supplement, which will contain additional information and which may update or change some of the information below.

General

      We may issue warrants to purchase common stock independently or together with other securities. The warrants may be attached to or separate from the other securities. We may issue warrants in one or more series. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will be our agent and will not assume any obligations to any holder or beneficial owner of the warrants.

      The prospectus supplement and the warrant agreement relating to any series of warrants will include specific terms of the warrants. These terms include the following:

•	the title and aggregate number of warrants;

•	the price or prices at which the warrants will be issued;

•	the amount of common stock for which the warrant can be exercised and the price or the manner of determining the price or other consideration to purchase the common stock;

•	the date on which the right to exercise the warrant begins and the date on which the right expires;

•	if applicable, the minimum or maximum amount of warrants that may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each other security;

•	any provision dealing with the date on which the warrants and related securities will be separately transferable;

•	any mandatory or optional redemption provision;

•	the identity of the warrant agent; and

•	any other terms of the warrants.

      The warrants will be represented by certificates. The warrants may be exchanged under the terms outlined in the warrant agreement. We will not charge any service charges for any transfer or exchange of warrant certificates, but we may require payment for tax or other governmental charges in connection with the exchange or transfer. Unless the prospectus supplement states otherwise, until a warrant is exercised, a holder will not be entitled to any payments on or have any rights with respect to the common stock.

Exercise of Warrants

      To exercise the warrants, the holder must provide the warrant agent with the following:

•	payment of the exercise price;

•	any required information described on the warrant certificates;

•	the number of warrants to be exercised;

•	an executed and completed warrant certificate; and

•	any other items required by the warrant agreement.

      If a warrant holder exercises only part of the warrants represented by a single certificate, the warrant agent will issue a new warrant certificate for any warrants not exercised. Unless the prospectus supplement states otherwise, no fractional shares will be issued upon exercise of warrants, but we will pay the cash value of any fractional shares otherwise issuable.

      The exercise price and the number of shares of common stock for which each warrant can be exercised will be adjusted upon the occurrence of events described in the warrant agreement, including the issuance of a common stock dividend or a combination, subdivision or reclassification of common stock. Unless the prospectus supplement states otherwise, no adjustment will be required until cumulative adjustments require an adjustment of at least 1%. From time to time, we may reduce the exercise price as may be provided in the warrant agreement.

      Unless the prospectus supplement states otherwise, if we enter into any consolidation, merger, or sale or conveyance of our property as an entirety, the holder of each outstanding warrant will have the right to acquire the kind and amount of shares of stock, other securities, property or cash receivable by a holder of the number of shares of common stock into which the warrants were exercisable immediately prior to the occurrence of the event.

Modification of the Warrant Agreement

      The common stock warrant agreement will permit us and the warrant agent, without the consent of the warrant holders, to supplement or amend the agreement in the following circumstances:

•	to cure any ambiguity;

•	to correct or supplement any provision which may be defective or inconsistent with any other provisions; or

•	to add new provisions regarding matters or questions that we and the warrant agent may deem necessary or desirable and which do not adversely affect the interests of the warrant holders.

PLAN OF DISTRIBUTION

      We may sell the securities to one or more underwriters for public offering and sale by them and may also sell the securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of securities will be named in the applicable prospectus supplement. We have reserved the right to sell securities directly to investors on our own behalf in those jurisdictions where and in such manner as we are authorized to do so.

      The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. Sales of common stock or preferred stock may be effected from time to time in one or more transactions on the New York Stock Exchange (“NYSE”) or in negotiated transactions or a combination of those methods. We may also, from time to time, authorize dealers, acting as our agents, to offer and sell securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any underwriter, dealer or agent will be identified, and any compensation received from us will be described in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase securities as a principal, and may then resell such securities at varying prices to be determined by the dealer.

      Any underwriting compensation paid by us to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by us for expenses.

      To facilitate an offering of a series of securities, persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the market price of the securities. This may include over-allotments or short sales of the securities, which involves the sale by persons participating in the offering of more securities than have been sold to them by us. In those circumstances, such persons would cover such over-allotments or short positions by purchasing in the open market or by exercising the over-allotment option granted to those persons. In addition, those persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to underwriters or dealers participating in any such offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

      Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of business.

      Any common stock sold pursuant to this prospectus will be listed on the NYSE, subject to official notice of issuance.

LEGAL MATTERS

      The validity of the securities offered from time to time hereby will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee.

EXPERTS

      The consolidated financial statements of American Retirement Corporation and subsidiaries as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP covering the consolidated financial statements contains an explanatory paragraph that refers to a change in the method of accounting for goodwill in accordance with Statement of Financial Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” and impairment of long-lived assets and discontinued operations in accordance with SFAS No. 144 “Accounting for the Impairment of Disposal of Long-Lived Assets.” In addition, such report also contains an explanatory paragraph that refers to a change in the method of accounting for variable interest entities in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46(R), “Consolidation of Variable Interest Entities.”

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the information requirements of the Securities Exchange Act (File No. 01-13031), and we therefore file periodic reports, proxy statements and other information with the Securities and Exchange Commission relating to our business, financial statements and other matters. The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy statements and other information regarding issuers like us that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission’s Internet site is http://www.sec.gov. In addition, you can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      This prospectus constitutes part of a registration statement on Form S-3 filed under the Securities Act of 1933, as amended, with respect to the securities. As permitted by the Securities and Exchange Commission’s rules, this prospectus omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the Securities and Exchange Commission, at the public reference facilities maintained by the SEC in Washington, D.C.

      Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

INCORPORATION BY REFERENCE

      We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus, any prospectus supplement or any document we subsequently file with the Securities and Exchange Commission that is incorporated or deemed to be incorporated by reference in this prospectus. Likewise, any statement in this prospectus or any document which is incorporated or deemed to be incorporated by reference herein will be deemed to have been modified or superseded to the extent that any statement contained in any document that we subsequently file with the Securities and Exchange Commission that is incorporated or deemed to be incorporated by reference herein modifies or supersedes that statement. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission:

(i) our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

(ii) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

(iii) our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 12, 2004;

(iv) our Current Report on Form 8-K/ A filed with the Securities and Exchange Commission on February 12, 2004;

(v) our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2004;

(vi) our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2004;

(vii) our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 5, 2004;

(viii) our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 5, 2004;

(ix) our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 2004;

(x) the description of our common stock contained in our Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on May 22, 1997, including all amendments and reports filed for the purpose of updating such description prior to the termination of the offering of securities offered hereby; and

(xi) the description of our common stock purchase rights contained in our Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on November 25, 1998, including all amendments and reports filed for the purpose of updating such description prior to the termination of the offering of securities offered hereby.

      Notwithstanding the foregoing, information furnished under Items 9 and 12 of our Current Reports on Form 8-K, including the related exhibits, is not incorporated by reference in this prospectus and the registration statement.

      Each document filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of any offering pursuant to this prospectus and a prospectus supplement, other than information furnished pursuant to Items 9 or 12 of Form  8-K (and the related exhibits), shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date such document is filed with the Securities and Exchange Commission. Any statement contained herein, or in any document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus and the registration statement of which this prospectus is a part to the extent that a statement contained herein, or in any subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus and the registration statement of which this prospectus is a part. All information appearing in this prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference.

      This prospectus incorporates documents by reference that are not presented herein or delivered herewith. These documents (other than exhibits to such documents that are not specifically incorporated by reference into such documents) are available without charge, upon written or oral request by any person to whom this prospectus has been delivered, from George T. Hicks, Secretary, 111 Westwood Place, Suite 200, Brentwood, Tennessee 37027, telephone (615) 221-2250.

January 20, 2005

4,500,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Jefferies & Company, Inc.